ORBIT INTERNATIONAL CORP.









2008 ANNUAL REPORT

COMPANY PROFILE

Orbit International Corp., through its Electronics Group, designs and manufactures customized panels, components and subsystems for contract program requirements to prime contractors, governmental procurement agencies and R&D laboratories. The Electronics Group also performs system integration for Gun Weapons Systems and Fire Control Interface as well as logistics support and documentation. The Company, through its Power Group, manufactures and sells commercial power supplies, AC power sources, frequency converters, uninterruptible power supplies and associated analytical equipment.

DEAR FELLOW SHAREHOLDERS:

We ended 2008 on a positive note with a very strong operating fourth quarter and an increasing backlog, despite a decrease in operating results for the first time in several years. In addition, all of our operating units are well positioned to lead our Company back to historical profitability levels in 2009.

We entered 2008 coming off of our successful acquisition of Integrated Combat Systems and our Power Group completing a milestone year of record bookings. Our financial results, however, were impacted in the first half of 2008 as a result of customer-driven enhancements required on all of our Remote Control Units (RCU) that were in-house, in various production stages, which significantly delayed shipments. These customer-requested enhancements were beyond the Company's control and required a significant amount of engineering support and testing to develop a solution that ultimately allowed shipments to resume in the third quarter. Once these shipments resumed and along with strong operating results from our other operating units, we ended 2008 with extremely strong profitability in the fourth quarter and backlog levels at their highest point in 2008.

2008 Operating Results and Financial Condition

Net sales for the year ended December 31, 2008 increased by 5.7% to $27,364,000 from $25,885,000 in the prior year. However, exclusive of ICS, net sales would have decreased by 14% due to lower sales from our Instrument Division (due to the RCU shipment delays) and our Tulip subsidiary. Our gross margins decreased slightly to 42.2% from 43.4% in the prior year. EBITDA decreased to $2,320,000 compared to $3,685,000. In addition, after completing our impairment testing of goodwill and other intangible assets, management concluded that an impairment charge of $6,889,000 be taken at December 31, 2008, in connection with the recorded goodwill arising from our Tulip and ICS acquisitions. This goodwill charge has no impact on our normal business operations and was driven by adverse equity market conditions that caused a significant decrease to our market capitalization.

Despite a decrease in profitability as compared to our stronger performance of recent years, our financial condition remains excellent. At December 31, 2008, total current assets were $22,124,000 versus total current liabilities of $4,988,000, for a 4.4 to 1 current ratio. With approximately $20,000,000 and $7,000,000 in federal and state net operating loss carryforwards, respectively, we should continue to shield profits from federal and New York State taxes and enhance future cash flow.

Treasury Stock Repurchases and Tangible Book Value Per Share

In August 2008, our Board of Directors authorized a stock repurchase program for up to $3,000,000 of our common stock through 2010. We commenced purchasing shares in August and September, but in the fourth quarter, due to the financial crisis and weak equity markets, we were able to purchase several blocks of shares at prices significantly below our tangible book value per share. From August 2008 through March 31, 2009, we purchased 256,291 treasury shares at an average price of $2.23 per share. As a result of our net income, certain non-cash charges and our stock repurchase program, our tangible book value per share at December 31, 2008 increased to $3.19 per share.

We continue to believe that the current trading price of our stock does not adequately reflect the present value of our Company nor the significance of several growth opportunities related to our participation in new programs. Consequently, we intend to continue to purchase shares under our program subject to market conditions and at times when we deem it appropriate.

New Awards and Follow-on Opportunities

Once again, 2008 was a year in which we penetrated new markets, expanded our customer base with new and challenging program opportunities, received new prototype and production orders and benefited with a number of follow-on orders supporting existing programs. We are pleased to report some of the significant accomplishments for 2008 and early 2009:

- In May 2008, our Power Group received several follow-on production orders totaling in excess of $1,000,000 for power supplies designed to provide clean power up to five (5) miles down hole when used on oil and gas exploration platforms.

- In May 2008, our Electronics Group received an award for MK 119 Gun Computer System Cabinets from a U.S. Navy procurement agency. The award, valued in excess of $1,535,000, was received by ICS to support the U.S. Navy's Cruiser Conversion Program.

- In December 2008, our Electronics Group received a production contract valued in excess of $2,000,000 from a leading global prime contractor in support of the Black Hawk helicopter upgrade program. The Black Hawk was designed as a multi-mission helicopter, used throughout the world as a troop carrier and for logistical support, electronic warfare and as an aero medical evacuation aircraft. Our design is a "bolt-in" replacement requiring little or no modification to the existing aircraft structure.

- In January 2009, our Electronics Group received a design and qualification contract from a leading global prime contractor to support the CH-53E Sea Stallion helicopter program. Although the initial contract was for only $100,000, potential production orders for this upgrade program are valued at approximately $3,000,000 with expected deliveries at the end of 2009 to continue through 2011.







- In March 2009, our Power Group received two new contract awards totaling $950,000 for a hot swappable DC power supply for use in a nuclear power plant control system and for a new COTS power supply used on an advanced gun control system for the U.S. Navy's DDG-1000 Zumwalt Class Destroyers.

- In April 2009, our Electronics Group received two new prototype design and qualification contracts totaling approximately $940,000. The first order was for a switch matrix system for ground mobile vehicle systems, with potential follow-on orders of $4,000,000 over the next four years, and the second one was for the design of ruggedized color displays to be used by virtually all mass transit systems nationwide, which could also grow into a significant future revenue stream for the years to come.

Looking Ahead

For the last couple of years, we have reported to you that our Electronics Group has had an unprecedented number of new opportunities that were in the prototype and pre-production stage. It is especially gratifying to report that two of the new awards mentioned above are transitioning from the prototype into the full production cycle that should generate substantial revenue for our Company. The Black Hawk helicopter upgrade program is designed to enhance the flight capabilities of the current fleet and with several thousand aircraft in use in more than 25 foreign countries; we anticipate the potential for significant follow-on production requirements. The design and qualification award we received in January 2009 for the CH-53E Sea Stallion helicopter upgrade program is currently scheduled to transition into full production in late 2009, which as noted could lead to $3,000,000 in potential new orders before year end. Our Electronics Group continues to work on new prototype and pre-production contracts with new and existing prime contractors that we believe will continue to lead to larger production awards with annual follow-on contracts. These customers, programs and significant production opportunities were the reasons for identifying a larger facility to handle potential new business that would exceed our current production capacity.

Following a milestone year in 2007 with record bookings, our Power Group completed 2008 by beating its prior year's record bookings, revenue and backlog. This success comes from our ability to leverage proven design platforms to quickly customize specific power solutions for customer requirements. Our Power Group continues to provide COTS power solutions for U.S. military programs, land based and shipboard satellite communications systems and nuclear power plant control systems.

We again believe that defense spending, particularly for modernization and refurbishment of equipment will continue to remain a top priority within the current administration. We continue to participate in new programs that are in the prototype and pre-production phase and like the Black Hawk and CH-53 Sea Stallion, have the potential to transition into a production cycle that should generate significant follow-on revenue. As these programs move to the production stage along with the revenue generated from our legacy hardware, we anticipate increased revenue as well as increased profitability, particularly due to our good operating leverage through tight management of our costs.

Our reputation in the marketplace continues to grow as a reliable solution provider and we continue to attract new customers and new programs for hardware, software, logistical support and systems integration. We are well situated on a number of programs that have been outlined in Secretary of Defense Gates' report as being critical in the event of future military engagements abroad.

We have an incredibly talented group of people at Orbit who are extremely dedicated to their work and take pride in delivering high-quality and on-time products to our customers. We are committed to growing our business by taking advantage of all opportunities in the marketplace and maintaining our reputation as a valued and dependable business partner. As large shareholders, our management is committed to enhancing shareholder value and will continue to seek all strategic alternatives including a potential sale of the Company. We are pleased with the building blocks that we have put in place for our growth and look forward to a very successful 2009 and beyond.

Dennis Sunshine
President and Chief Executive Officer

A Leader In Providing Military and High-End Applications



GUN WEAPONS SYSTEMS

The Electronics Group, through its ICS subsidiary, provides key system integration services for programs that utilize the MK 119 Gun Computer System Cabinet, including both the 5"/54 MK45 and 57mm MK 110 Naval Gun Systems. Once fully functional prototypes are tested, ICS facilitates full scale production of various Gun Fire Control System elements for both U.S. and Foreign Naval Programs, including the DDG-51 and CG-47 classes of ships, the Coast Guard Deepwater program and the Cruiser Conversion and DD(X) programs. The cabinet shown above has incorporated products from each operating unit of Orbit International Corp.



AIRBORNE

Our Electronics Group currently supports a number of U.S. and foreign military programs with electronic hardware and subsystems. Orbit's experience in this field has enabled the Company to gain the confidence of its customers, and embedded its hardware into program requirements to be used as standard products. Orbit's Command Information Units (CIU's), Command Display Units (CDU's), Digital Transponder (IFF) Units, Secure Voice Systems (SVS) and Ground Positioning Systems (GPS) Units, are all currently used as industry standards for night vision and harsh terrain environment applications. Our Power Group designs and manufactures rugged, modified COTS power supplies for both Military and commercial aircraft. In addition, our Power Group has supplied a number of "form-fit-function" replacement supplies for legacy and difficult to repair products on a number of Military aircraft.



OIL & GAS EXPLORATION

Our Power Group excels in the design and manufacture of specialized power sources used for oil and gas exploration. This application requires very reliable, rugged products that are subjected to harsh environments while supplying precise electronic power. Behlman sources can have a variety of options including remote control via computer or satellite, high voltage output of up to 1400 volts, "master/slave" operation and read back capability. Behlman's power sources are in use all over the world supplying clean, precise power for this specialized application.



GROUND-BASED PRODUCTS

Behlman designs and manufactures rugged AC Power Supplies and Frequency Converters for deployment to the field, Military Communication Shelters and Avionic Test Sets.

"Our reputation in the marketplace continues to grow as a reliable solution provider and we continue to attract new customers and new programs for hardware, software, logistical support and systems integration."



TRANSPORTATION

Our Power Group manufactures railroad signal sources for major transit and signal companies. Railroad signaling, as we know it, is a system of AC voltages applied to the track from a wayside bungalow. It is used to advise the train engineer of acceptable operations; it is used to sense train position for crossing gates; and it sends information to a central dispatcher relative to train position. Railroad signaling is on 24/7 and the railroad must stop operating if there is loss of signal. Our Electronics Group has developed an LCD display configuration which is supporting transit authority communication directly with the driver. This device is typically mounted within a bus and allows the driver to input and receive communication directly with the center.



CUSTOM MILITARIZED DISPLAYS

Our Electronics Group's control display units are proven reliable under even the most extreme land-based, shipboard or airborne conditions. Whether for system updates or new systems, our ruggedized, cost-effective custom solutions are designed to withstand the rigors of nuclear, biological and chemical battlefield environments. Their proven performance has compelled a number of U.S. and foreign military programs to embed our hardware as standard products in their program requirements. Orbit's communication intercom units, commander display units, digital transponder units, secure voice systems and ground positioning systems are industry standards for night vision and harsh terrain applications.



SHIPBOARD

Orbit Instrument has 50 years of experience in custom designing and engineering keyboards and keypads for man-machine-interface "MMI" program requirements designed for land-based, shipboard, aircraft and helicopter applications. Our backlit keyboards are used extensively for shipboard applications, while our sunlight readable keyboards have been incorporated into the FAA Air Traffic Control Towers, as well as aircraft and helicopter requirements. Our Power Group is a key supplier of precision power supplies and Uninterruptible Power Systems on board US Navy warships such as the Arleigh Burke Class Destroyer, LHD and LHA ships and Trident-Class Submarine.



PRODUCTION TEST

Most household electrical consumer products—dishwashers, washing machines, coffee pots, etc.—are made to be used worldwide. In addition, aircraft use a non-standard 400 Hz AC frequency for the electronics on board. In order to test these units at the required worldwide voltage and frequency required, a frequency converter similar to the products manufactured by Behlman is needed. Behlman manufactures a complete line of Frequency Converters with both variable and fixed voltages and frequencies that replicate both international and aircraft AC power.







REPORT OF MANAGEMENT

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Orbit management. The financial statements in the accompanying Form 10-K have been prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

Orbit maintains an effective level of internal control. It consists of defined lines of responsibility and delegation of authority as well as comprehensive systems and control procedures. We believe our system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are properly recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets.

McGladrey & Pullen, LLP, independent accountants, is retained to examine Orbit's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal controls of Orbit and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board of Directors the independent accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent accountants to review accounting, auditing, internal control structure and financial reporting matters.

Dennis Sunshine
Chief Executive Officer

Mitchell Binder
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____ to ____

Commission File No. 0-3936

ORBIT INTERNATIONAL CORP.

(Name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**11-1826363** (I.R.S. Employer Identification No.)
80 Cabot Court, Hauppauge, New York (Address of principal executive offices)	**11788** (Zip Code)

Registrant's telephone number, including area code: **(631) 435-8300**

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock, $.10 par value per share **(Title of each class)**	**Nasdaq Capital Market** **(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Large accelerated filer ☐ Accelerated Filer ☐
Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Aggregate market value of Registrant's voting and non-voting common equity held by non-affiliates (based on shares held and the closing price quoted on the Nasdaq Capital Market on June 30, 2008): $25,900,653

Number of shares of common stock outstanding as of March 18, 2009: 4,603,297

Documents incorporated by reference: The Registrant's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Registrant's 2008 Annual Meeting of Stockholders.

PART I

Item 1. DESCRIPTION OF BUSINESS

General

Orbit International Corp. (the "Company" or "Orbit") was incorporated under the laws of the State of New York on April 4, 1957 as Orbit Instrument Corp. In December 1986, the state of incorporation was changed from New York to Delaware and in July 1991, the name was changed to Orbit International Corp. The Company conducts its operations through its Orbit Instrument Division and its wholly owned subsidiaries, Behlman Electronics, Inc.("Behlman") and Tulip Development Laboratory, Inc. ("TDL") and its affiliated manufacturing company, TDL Manufacturing, Inc. ("TDLM")(collectively "Tulip") and Integrated Consulting Services, Inc., d/b/a Integrated Combat Systems ("ICS"), acquired effective December 31, 2007. Through its Orbit Instrument Division, which includes its wholly owned subsidiaries, Orbit Instrument of California, Inc. and Tulip, the Company is engaged in the design, manufacture and sale of customized electronic components and subsystems. ICS, based in Louisville, Kentucky, performs systems integration for gun weapons systems and fire control interface, as well as logistics support and documentation. Behlman. is engaged in the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display.

On December 19, 2007, the Company completed the acquisition of all of the issued and outstanding stock of ICS effective December 31, 2007. The total transaction value was approximately $6,700,000 consisting of $5,400,000 in cash, of which $4,500,000 was funded by a five year term loan from its primary lender, approximately 120,000 shares of Orbit stock valued at approximately $1,000,000 and approximately $300,000 in acquisition costs. Additionally, there is a contingent earn out of $1,000,000, payable over the next three years, based on ICS's ability to attain certain revenue levels in each year over the three year period 2008 through 2010. Such revenue level was not attained in 2008.

Financial Information About Industry Segments

The Company currently operates in two industry segments. The Electronics Group is comprised of the Company's Orbit Instrument Division, its Tulip subsidiary, and its ICS subsidiary, commencing December 31, 2007. Orbit Instrument Division and Tulip are engaged in the design and manufacture of electronic components and subsystems. ICS performs system integration for gun weapons systems and fire control interface as well as logistics support and documentation. The Power Group is comprised of the Company's Behlman subsidiary and is engaged in the design and manufacture of commercial power units.

The following sets forth certain selected historical financial information relating to the Company's business segments:

	December 31, 2008	2007 (1)
Net sales (2):		
Electronics Group		
Domestic	$15,678,000	$15,503,000
Foreign	1,851,000	1,162,000
Total Electronics Group	$17,529,000	$16,665,000
Power Group		
Domestic	$ 8,605,000	$ 8,207,000
Foreign	1,516,000	1,013,000
Total Power Group	$10,121,000	$ 9,220,000
Operating income (loss) (3):		
Electronics Group	$ (6,059,000)	$ 2,666,000
Power Group	$ 1,643,000	$ 1,232,000
Assets:		
Electronics Group	$12,888,000	$10,504,000
Power Group	$ 5,834,000	$ 5,668,000

(1) Does not include the operations of ICS since the acquisition was not effective until December 31, 2007.
(2) Includes intersegment sales.
(3) Exclusive of corporate overhead expenses, interest expense, and investment and other income- net, which are not allocated to the business segments. Includes goodwill impairment charge of $6,889,000 in 2008.

Additional financial information relating to the business segments in which Orbit conducts its operations is set forth in Note 17 to the Consolidated Financial Statements appearing elsewhere in this report.

Description of Business

General

Orbit's Electronics Group designs, manufactures and sells customized panels, components, and "subsystems" for contract program requirements to prime contractors, governmental procurement agencies and research and development ("R&D") laboratories. The Group primarily designs and manufactures in support of specific military programs. More recently, the Company has focused on providing commercial, non-military "ruggedized hardware" (hardware designed to meet severe environmental conditions) for prime contractor programs at cost competitive prices. Products include a variety of custom designed "plasma based telephonic intercommunication panels" for secure voice airborne and shipboard program requirements, "full-mil keyboards", "trackballs" and "data entry display devices". The Electronics Group's products, which in all cases are designed for customer requirements on a firm fixed price contract basis, have been successfully incorporated on surveillance aircraft programs, including E-2C, E-2D, Joint Surveillance Target Attack Radar Systems (J/STARS), Lookdown Surveillance Aircraft (AWACS) and P-3 (anti-submarine warfare) requirements, and shipboard programs, including AEGIS (Guided Missile Cruisers and Destroyers), DDG'S (Guided Missile Destroyers), BFTT (Battle Force Tactical Training), LSD'S (Amphibious Warfare Ships) and LHA'S (Amphibious Warfare Ships) applications, as well as a variety of land based guidance control programs including the TAD (Towed Artillery Digitization) fire control system. Through ICS, the Electronics Group also performs (i) analysis and evaluation of medium and major caliber Naval Gun Weapon Systems performance, including interoperability and compatibility with combat systems, interface systems, ammunition, subsystems and components, (ii) engineering requirements such as the design, integration and production of medium and major caliber Naval Gun Weapon Systems' components and (iii) engineering supplies and services in support of medium and major caliber Naval Gun Weapon Systems initiatives, including the development of test plans, test equipment, test articles/units, analyses, trouble shooting, repair, maintenance and reporting.

Orbit's Power Group manufactures and sells power supplies, AC power sources (equipment that produces power that is the same as what would be received from a public utility), "frequency converters" (equipment that converts local power to equivalent foreign power), "uninterruptible power supplies ("UPS")" (devices that allow a computer to operate while utility power is lost), associated analytical equipment and other electronic equipment. The military division of Behlman designs and manufactures "power conversion devices" (equipment that produces power that is the same as what would be received from a public utility) and electronic products for measurement and display.

Products

Electronics Group

IFF- Identification Friend or Foe

Orbit Instrument has designed and developed a Remote Control Unit ("RCU") that has supported the Common Transponder ("CXP") program for both U.S. Navy and U.S. Army program requirements. Orbit's RCU has been fully qualified for shipboard, aircraft and ground based programs, which are now functional and supporting U.S. forces in air, sea and ground battlefield conditions. The Orbit RCU now has embedded proprietary software code for Mode S, Enhanced Traffic Alert and Collision Avoidance Systems ("ETCAS"), and Mode 5 IFF combat applications.

After shipping more than 3,000 units in support of U.S. Army and U.S. Navy CXP program requirements, Orbit has designed and qualified a new Integrated Remote Control Unit ("IRCU") which has been qualified to support U.S. Air Force retrofit, as well as new program opportunities.

Intercommunication Panels

The Orbit Instrument Division has designed and developed various types of shipboard communication terminals. Orbit also upgraded these panels with state-of-the-art displays and touch screens. These communication terminals support existing shipboard secure and non secure voice communication switches. In addition, the Orbit Instrument Division has also upgraded the communications Terminals with "telco-based" capability. The upgraded communication terminals are installed on combat information centers of various U.S. Naval ships.

The Orbit Instrument Division has designed and developed the next generation, Color LCD flat panel technology with a touch screen based Computer Controlled Action Entry Panel for the AEGIS Class Ships. The new Color Entry Panel (CEP) replaces our existing Plasma Entry Panel (PEP). The CEP has already been successfully manufactured and tested on several platforms.

Displays

The Electronics Group, through the Orbit Instrument Division and Tulip, has designed, developed, qualified and successfully supported a number of critical programs for prime contractor and government procurement agency requirements. The Electronics Group has designed displays using Electroluminescent ("EL"), Plasma, and Liquid Crystal Display ("LCD") technologies, for military and rugged environments.

Displays designed by Orbit's Electronics Group allow an operator, or, multiple operators to monitor and control radar systems for aircraft, helicopter, shipboard, ground based, and tracked vehicles systems on a number of critical defense electronics programs. The unique modular design technique allows Orbit's displays to provide "smart technology", consisting of high-speed graphics to operators in the most severe combat conditions. Tulip and Orbit Instrument displays are designed to meet both sunlight readable and night vision (NVIS"), and continue to operate after exposure to nuclear, biological and chemical ("NBC") environments.

Both Orbit Instrument and Tulip have penetrated a niche defense electronics marketplace by providing avionic displays and keyboards for a number of Air Force jet fighter, bomber, surveillance and tanker refueling programs. Displays may vary from four (4) inches, up to forty five (45) inches long, incorporating multiple inputs and outputs for operator program requirements.

With years of prime contractor and procurement agency support, both Tulip and Orbit have designed and embedded displays for U.S. Army programs, providing multiple display systems supporting commander, fire control and GPS driver requirements for the Abrams, Bradley, and Challenger programs.

Tulip has developed a number of color LCD displays that have been qualified and currently support a number of helicopter, jet fighter, bomber, and tracked vehicle programs requirements.

Orbit Instrument has supported programs that now include displays, keyboards and track balls to form complete operator systems. These trays are qualified for sub-surface, shipboard, aircraft and tracked vehicle program opportunities.

Tulip has successfully designed and qualified an Input Device Assembly ("IDA"), which includes a fully integrated keyboard, trackball and display assembly that is worn (via Velcro), on the co-pilot's thigh during flight missions. This unique wearable system provides co-pilots with additional information that is easy to access, and does not require additional space with the cockpit environment. This allows the aircraft to actually have four bullnose systems, the last being the Tulip designed IDA thigh pad.

Keyboards, Keypads and Pointing Devices

The Orbit Instrument Division and Tulip have designed a number of custom backlit keyboards and keypads to meet full military specifications. These keyboards and keypads have been designed for shipboard, airborne, sub-surface and land based program requirements, as well as for the Federal Aviation Administration. The keyboards include various microprocessor based serial interfaces, such as RS-232, RS-422, PS/2, USB and SUN type interfaces. Depending on the requirement, some of the backlit keyboards are night vision goggle compatible and designed for NVIS Green A or Green B night vision requirements.

Orbit designed/developed pointing devices, trackballs and force sticks. Orbit manufactures various militarized trackballs in various sizes for airborne, shipboard, Army and FAA requirements. The trackballs and the force sticks include various microprocessor based serial interfaces such as RS-232, RS-422, PS/2, USB and SUN type interfaces.

Operator Control Trays

The Orbit Instrument Division designs and manufactures a variety of "operator control trays" that help organize and process data created by interactive communications systems, making such data more manageable for operator consumption. These trays are presently used to support patrol and surveillance airborne aircraft programs, "standard shipboard display console requirements" and shore land based defense systems applications. The operator trays are integrated with Orbit designed/developed keyboards, flat panel technology based computer controlled action entry panels, switch panels and pointing devices.

Command Display Units (CDU'S)

The Orbit Instrument Division currently has orders for command display panels that are being utilized for vehicular, shipboard and sheltered platform requirements. The display panels are flat panel technology based and include a Pentium based single board computer. Orbit designed/developed several models of the CDU to be used by U.S. Navy, U.S. Army and U.S. Marines, and the Korean and Canadian armies.

Mobile Key Panel Receivers

Tulip is under contract for the production of mobile key panel receivers that provide battlefield operators with real time position, velocity, navigation and timing (PVNT) information in a stand alone, hand-held, lightweight configuration.

MK 119 Gun Console System Computer (GCSC)

ICS is under multi-year contract for the MK 119 GCSC, an unmanned environmentally isolated shipboard enclosure that houses a standard 19 inch electronics rack containing processors, electronic devices and cooling and power conditioning equipment that perform processing, interfacing and data extraction functions.

MK 437 Gun Mount Control Panel (GMCP)

ICS is also under contract for the GMCP, a manned control panel located shipboard in the Gun Loader room. The GMCP consists of an interactive operator control/display terminal that provides operator interactions with the Gun Mount and the GCSC to allow the operator to enter ammunition and environmental pre-engagement data and allows monitoring of the Gun Mount status and operation. In the event of a loss of the Gun Console (GC) the GMCP can serve as a casualty mode of system operation.

Selected Products

ICS builds a wide range of system integration related products, including: fiber optic cables, specialty enclosures, traditional shipboard cable sets (both low smoke and non-low smoke) and training devices.

Power Group

Behlman's Commercial Power Supply Division designs and manufactures AC power sources. These products are used for clean regulated power and for frequency and voltage conversion applications. Behlman's AC power supplies are used on production lines, in engineering labs, for oil and gas exploration, on aircraft and ships (both manned and unmanned), and on related ground support systems.

Behlman's frequency converters are used to convert power from one frequency to another. They are used to test products to be exported to foreign countries from the point of origin (e.g., in the U.S., 60 Hz. is converted to 50 Hz) to test products requiring supply 400 Hz aircraft and ship power. These frequency converters are also used in rugged applications such as on airplanes to supply the 60 Hz. required by standard equipment such as computers from the 400 Hz. available on the aircraft. In addition, Behlman's products are being used for railroad signaling; its frequency converters are being manufactured for most of the passenger railroads in the United States. Behlman's power sources have power levels from 100 VA to 120,000 VA.

Behlman's UPS products are used for backup power when local power is lost. Behlman only competes in the "ruggedized", industrial and military markets. Behlman is now producing its UPS units for Aegis Destroyers, LHD Wasp Class ships and military aircraft.

Behlman's inverters which convert system battery power to AC are being used in electric, gas and water transmission systems and in utility substations.

Behlman's Custom Power Supply Division designs and manufactures power supplies that use commercial-off-the-shelf (COTS) power modules to meet its customers' environmental specifications. This technique requires less engineering and produces a more reliable unit in much less time. Customers include the U.S. military services and nuclear power plant control systems manufacturers.

Behlman also performs reverse engineering of analog systems for the United States Government or United States Government contractors to enable them to have a new supplier when the old manufacturer cannot or will not supply the equipment.

Behlman is a long time supplier to the Source Development Department of the NAVICP and has been given the opportunity to compete against prime contractors. Behlman has supplied power supplies used on a broad array of equipment including submarines, surface ships, aircraft and ground support equipment.

Behlman also operates as a qualified repair depot for many United States Air Force and Navy programs.

Proposed Products

Electronics Group

The Orbit Electronics Group has continued to identify new program opportunities, which require new hardware and software designs to support prime contractors and defense procurement agency land, sea and air solutions.

Tulip continues to be a leading supplier of display and keyboard designs, supporting defense electronics and industrial program requirements. Tulip has developed a second LCD display configuration, which is supporting transit authority communication directly with the driver. This device is typically mounted within a bus, and allows the driver to input and receive information throughout the intended route. The significance of this market penetration is the specific transit authority operational requirements, where down time due to repeated failures is not an option. Tulip continues to support this transportation display requirement, and can provide solutions to each transit authority as new awards are released.

The Electronics Group has developed several new color smart displays for use on helicopter programs. Given the critical requirements of the helicopter missions, each configuration has been designed as sunlight readable, night vision qualified displays that provides the crew with real time data under extreme environmental combat requirements.

The Electronics Group continues to provide a family of display configurations that are designed with latest state-of-the art technologies, and combines various stand alone switch panels and data input devices onto a single display. These displays provide an operator with a single source of easy to access information that supports naval consoles, aircraft cockpits, armor vehicle suites and helicopter cockpit requirements.

The Orbit Instrument Division has designed and developed a 6.5" display, as well as a sunlight readable 20.1" display for the U.S. Navy's Carrier MCS programs. Orbit also has designed and developed an 8" display for U.S. Navy ships as part of the NBC detection program.

The Orbit Instrument Division continues to develop new GPS Control Display Unit ("CDU") panels that support U.S. Army land navigation system requirements. A number of CDU panels have been designed as a total solution for customer requirements. As each foreign country procures this Fire Finder system from the prime contractor, critical country mapping and targeting code is written by the division segment, and embedded into the CDU as an operational requirement.

The Electronics Group continues to target ongoing retrofit programs, which are intended to extend the life cycle of ships, aircraft, and armored vehicles. To that extent, the Orbit Instrument Division and Tulip have designed state of the art LED switch panels, keyboards, and communication panels that are form fit and replaceable for units that have exceeded their intended operational usage. In all cases, the new technological designs supporting the switch panels, keyboards, and communication panels are intended to replace Orbit units, which have been operational in combat mode for decades. As the Electronics Group continues to receive new contract awards for program opportunities, developing replacement hardware to obsolete our previously designed units will continue to be a significant part of the Group's business strategy.

In response to market based influences ICS is planning to develop a family of shock-isolated cabinets to house both custom and COTS components. This family of cabinets will be qualified to the full spectrum of environmental criteria mandated by our Department of Defense customer base.

Future modifications of the GCSC will incorporate touch sensitive displays, detailed built-in-test capabilities and a robust graphic interface.

Power Group

In an effort to expand its product base, Behlman is developing new higher power inverters. These products are designed to expand Behlman's presence in the utility market and to establish a presence in the military inverter market to be used on vehicles such as Hummers.

Behlman is expanding its high power BL series to be used on new aircraft that utilize "wild frequency" systems.

Behlman is expanding its P series of low cost AC power supplies to add power factor corrected input and CE marking in order to enhance its sales to the European Community.

Behlman is developing a new line of ruggedized UPS to be used in military and high end industrial applications.

In response to customer requests, Behlman is developing COTS power supplies to be used in applications such as satellite, nuclear power plant control, sonar and fire control optics. Behlman continues to be the company of choice by certain divisions of military procurement to replace obsolete power equipment with modern COTS versions.

Sales and Marketing

Products of the Electronics Group are marketed by the sales personnel and management of the respective operating units. Military products of the Power Group are marketed by Behlman's sales and program managers and other management personnel. Commercial products of the Power Group are sold by regional sales managers, manufacturer's representatives and non-exclusive distributors.

Competition

Many of our competitors are well established, have reputations for success in the development and sale of their products and services and have significantly greater financial, marketing, distribution, personnel and other resources than us, thereby permitting them to implement extensive advertising and promotional campaigns, both in general and in response to efforts by additional competitors to enter into new markets and introduce new products and services.

The electronics industry is characterized by frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for electronic products, components and related services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. We are constantly required to expend more funds for research and development of new technologies.

The Electronics Group's competitive position within the electronics industry is, in management's view, predicated upon the Orbit Instrument Division's, Tulip's and ICS's manufacturing techniques, its ability to design and manufacture products which will meet the specific needs of its customers and its long-standing relationship with its major customers. (See "Major Customers" below). There are numerous companies, many of which have greater resources than the Company, capable of producing substantially all of the Company's products. However, to the Company's knowledge, none of such competitors currently produce nearly all of the products that the Electronics Segment produces.

Competition in the markets for the Power Group's commercial and military products depends on such factors as price, product reliability and performance, engineering and production. In particular, due primarily to budgetary restraints and program cutbacks, competition in Behlman's United States Government markets has been increasingly severe and price has become the major overriding factor in contract and subcontract awards. To the Company's knowledge, some of Behlman's regular competitors include companies with substantially greater capital resources and larger engineering, administrative, sales and production staffs than Behlman's.

Sources and Availability of Raw Materials

The Company uses multiple sources for its procurement of raw materials and is not dependent on any suppliers for such procurement. The Company continuously updates its delivery schedules and evaluates availability of components so that they are received on a "just-in-time schedule". Occasionally, in the production of certain military units, the Company will be faced with procuring certain components that are either obsolete or difficult to procure. However, the Company has access to worldwide brokers using the Internet to assure component availability. Nevertheless, there can be no assurance that such components will be available, and even if so, at reasonable prices.

Major Customers

Various agencies of the United States Government and BAE Systems accounted for approximately 27% and 11%, respectively, of consolidated net sales of the Company for the year ended December 31, 2008. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Company. The Company does not have any significant long-term contracts with any of the above-mentioned customers.

The major customers of the Electronics Group are various agencies of the United States Government, BAE Systems, and General Dynamics, Inc, accounting for approximately 36%, 17%, and 10%, respectively, of the net sales of such segment for the year ended December 31, 2008. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Electronics Group.

The major customers of the Power Group are various agencies of the United States Government and Baker Hughes Inc. accounting for approximately 12% and 10%, respectively, of the net sales of such segment for the year ended December 31, 2008. The loss of these customers would have a material adverse effect on the net sales and earnings of the Power Group.

Since a significant amount of all of the products which the Company manufactures are used in military applications, any substantial reduction in overall military spending by the United States Government could have a materially adverse effect on the Company's sales and earnings.

Backlog

As of December 31, 2008 and 2007 the Company's backlog was as follows:

	2008	2007
Electronics Group	$ 9,000,000	$9,000,000
Power Group	7,000,000	6,000,000
Total	$16,000,000	$15,000,000

The backlog of the Electronics Group at December 31, 2007 included $1,600,000 of backlog attributable to ICS.

All but approximately $600,000 of the backlog at December 31, 2008, represents backlog under contracts that are expected to be shipped during 2009.

The backlog at December 31, 2008 and December 31, 2007 does not include approximately $1,100,000 and $3,800,000, respectively, of orders not yet received under a Master Order Agreement received from a customer whereby the Company was authorized to procure material to complete such orders.

A significant amount of the Company's contracts are subject to termination at the convenience of the United States Government. The backlog is not influenced by seasonality.

Special Features of United States Government Contracts

Orders under United States Government prime contracts or subcontracts are customarily subject to termination at the convenience of the U.S. Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor.

During the year ended December 31, 2007, the Power Group was a subcontractor to a prime contractor on a program that was terminated by the U.S. Government, under which the Company recovered all its costs of approximately $200,000 during the current year ended December 31, 2008. No other material terminations of contracts of either the Electronics Group or the Power Group at the convenience of the U.S. Government occurred during the years ended December 31, 2008 and 2007.

A significant portion of the Company's revenues are subject to audit under the Vinson-Trammel Act of 1934 and other federal statutes since they are derived from sales under United States Government contracts. The Company believes that adjustments to such revenues, if any, will not have a material adverse effect on the Company's financial position or results of operations.

Research and Development

The Company incurred approximately $1,398,000 and $1,203,000 of research and development expenses during the years ended December 31, 2008 and 2007, respectively. During the years ended December 31, 2008 and 2007, the Company recognized revenue of approximately $649,000 and $690,000, respectively, for customer funded research and development.

Patents

The Company does not own any patents which it believes are of material significance to its operations.

Employees

As of March 13, 2009, the Company employed 146 persons, all on a full-time basis except for two part-time employees. Of these, the Electronics Group employed 93 people, consisting of 27 in engineering and drafting, 6 in sales and marketing, 19 in direct and corporate administration and the balance in production. The Power Group employed 53 people, consisting of 15 in engineering and drafting, 7 in sales, 3 in direct and corporate administration and the balance in production.

Item 1A. RISK FACTORS

This report and other reports filed by us with the Securities and Exchange Commission contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this report, as well as additional risks and uncertainties of which we are currently unaware. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements".

Risks Relating to the Company

We are heavily dependent upon the continuance of military spending as a source of revenue and income.

A significant amount of all the products we manufacture are used in military applications. The attacks of September 11, 2001 and subsequent world events have led the U.S. Government to increase the level of military spending necessary for domestic and overseas security. However, due to the current financial crisis, the U.S. Government has directed vast amounts of funds to support those areas of our economy that are under considerable strain. Due to budget constraints, these actions could potentially have an adverse impact on the level of future defense spending. We are heavily dependent upon military spending as a source of revenues and income. Accordingly, any substantial future reductions in overall military spending by the U.S. Government could have a material adverse effect on our sales and earnings.

Tight lending conditions could affect our operations.

As a result of lower profitability related to customer shipping delays in the first and second quarter of 2008, the Company was not in compliance with two of its financial covenants at September 30, 2008. In November 2008, the Company's primary lender waived the covenant default of two of its financial ratios at September 30, 2008 and the Company renegotiated the financial covenant ratios for the quarterly reporting periods December 31, 2008 and March 31, 2009. Beginning June 30, 2009, the covenants will revert back to their original ratios with a modification to a certain financial ratio covenant definition. The Company was in compliance with all its financial covenants at December 31, 2008. However, as a result of the recent financial crisis, all lending institutions have re-evaluated their lending conditions and existing loans are under greater scrutiny. In addition, our primary lender Merrill Lynch Commercial Finance Corp. is now owned by Bank of America and with this change of ownership and accompanying losses it is more uncertain whether any covenant defaults will be waived in the future. Accordingly, in the event that the Company incurs a reduction in expected profitability in the future that causes another covenant default, there is no assurance that its lender will waive such covenant default or renegotiate the financial covenants. In addition, they could impose severe restrictions on how the Company would operate its business as well as higher lending costs which could further reduce profitability.

Current worldwide economic conditions may adversely affect our business and results of operations

Current worldwide economic conditions which may still worsen, make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities which, among other things, caused us to stop issuing guidance forecasts. Such economic conditions could cause both government and commercial customers to extend deliveries on existing contracts. We cannot predict the timing or duration of the current economic slowdown or the timing or strength of a subsequent economic recovery, worldwide, or in the United States. If there is further economic deterioration, our business, financial condition, and results of operations could be materially and adversely affected. Additionally, our stock price has continued to decrease from the lack of investor confidence in the securities markets which have been negatively impacted by the worldwide economic downturn.

We could encounter difficulties in procuring contracts because of a reduction in the level of industry-wide funding and pricing pressures.

We continue to pursue many business opportunities, including programs in which we have previously participated but, in the event of industry-wide funding and pricing pressures, we could encounter delays in the awards of these contracts. We continue to seek new contracts which require incurring up-front design, engineering, prototype and pre-production costs. While we are attempting to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by our customers, including the U.S. Government, for such effort. In addition, even if the U.S. Government agrees to reimburse development costs, there is still a significant risk of cost overrun, which may not be reimbursable. Furthermore, once we have completed the design and pre-production stage, there is no assurance that funding will be provided for future production.

A significant amount of our contracts are subject to termination at the convenience of the U.S. Government. Orders under U.S. Government prime contracts or subcontracts are customarily subject to termination at the convenience of the U.S. Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor.

We are dependent on certain of our customers and we do not have any long-term contracts with these customers.

Various agencies of the United States Government and BAE Systems accounted for approximately 27%, and 11%, respectively, of consolidated net sales of the Company for the year ended December 31, 2008. Various agencies of the U.S. Government, BAE Systems and General Dynamics, Inc. accounted for approximately 36%, 17% and 10%, respectively, of the net sales of our Electronics Group for the year ended December 31, 2008. Various agencies of the U.S. Government and Baker Hughes Inc. accounted for approximately 12%, and 10%, respectively, of the net sales of our Power Group for the year ended December 31, 2008. We do not have any significant long-term contracts with any of the above-mentioned customers. The loss of any of these customers would have a material adverse effect on our net sales and earnings. Due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income. However, the sales to many of our prime contractors may consist of sales to various units or divisions within that Company.

We are dependent upon our senior executive officers and key personnel for the operation of our business.

We are dependent for the operation of our business on the experience, technology knowledge, abilities and continued services of our senior officers, Dennis Sunshine, President and Chief Executive Officer, Bruce Reissman, Executive Vice President and Chief Operating Officer, and Mitchell Binder, Executive Vice President and Chief Financial Officer as well as the Chief Operating Officers at each of our operating units. The loss of services of any of such persons would be expected to have a material adverse effect upon our business and/or our prospects. Our future success is dependent upon, among other things, the successful recruitment and retention of key personnel including executive officers, for sales, marketing, finance and operations. We face significant competition for skilled and technical talent. No assurance can be made that we will be successful in attracting and retaining such personnel. If we are unable to retain existing key employees or hire new employees upon acceptable terms when necessary, our business could potentially be adversely affected.

We may not be successful in our expansion efforts.

Part of our business strategy is to expand our operations through strategic acquisitions. Through the past several years, we reviewed various potential acquisitions and believe there are numerous opportunities presently available, although there was increased competition among private equity firms and other entities seeking similar type acquisitions. In April 2005, we completed the acquisition of Tulip and in December 2007, we completed the acquisition of ICS. However, due to current economic conditions and the financial crisis, it will be increasingly difficult to secure financing in the event we should identify a suitable acquisition candidate. Even if we were able to obtain the necessary financing to complete additional acquisitions, there can be no assurance that we will have sufficient income from operations of such acquired companies to satisfy the interest payments, in which case, we will be required to pay them out of Orbit's operations which may be adversely affected. Furthermore, there can be no assurance we will be able to successfully complete the integration of any future acquired business and that such acquisition will be profitable and enable us to grow our business.

We may not recover all costs resulting from early termination of United States Government Contracts

Orders under United States Government prime contracts or subcontracts are customarily subject to termination at the convenience of the U.S. Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor. The Company may commit significant funds for non-recurring costs associated with a contract. Upon an early termination the Company may not recover a significant portion of such non-recurring costs. Although the one early termination of a U.S. Government contract during the last two years did not have a material adverse affect on the Company's business or financial condition, there can be no assurance this will not occur in the future.

We have had and may continue to have impairment of goodwill

The Company has significant intangible assets related to goodwill and other acquired intangibles. In determining the recoverability of goodwill and other intangibles, assumptions are made regarding estimated future cash flows and other factors to determine the fair value of the assets. After completing the impairment testing of goodwill and other intangible assets pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company concluded an impairment charge of $6,889,000 should be taken at December 31, 2008 in connection with the recorded goodwill arising from its acquisitions made between 2005 and 2007. This impairment charge was also driven by a decrease in the Company's market capitalization caused by current economic conditions and the financial crisis. If estimates or their related assumptions used in the current testing change in the future, or should the Company's market capitalization decrease further due to deteriorating market conditions, the Company may be required to record further impairment charges for those assets not previously recorded.

We may have difficulty procuring certain raw materials on terms satisfactory to us.

We use multiple sources for our procurement of our raw materials and we are not dependent on any suppliers for such procurement. Occasionally, however, in the production of certain military units, we may be faced with procuring certain components that are either obsolete or difficult to procure. Although we believe that with our access to worldwide brokers using the Internet we can obtain the necessary components, there can be no assurance that such components will be available, and even if so, at reasonable prices.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable, as the Company is a smaller reporting company.

Item 2. PROPERTIES

The Company owned its plant and executive offices, located at 80 Cabot Court, Hauppauge, New York, which consists of 60,000 square feet (of which approximately 50,000 square feet are available for manufacturing operations) in a two-story, brick building, which was completed in October 1982 and expanded in 1985. The Company is currently operating at approximately 70% of capacity. In March 2001, the Company completed a sale leaseback transaction whereby it sold its land and building for $3,000,000 and entered into a twelve-year net lease with the buyer of the property. The lease provides for an annual payment of $360,000 with 10% increases in the fourth, seventh and tenth years of the lease. The lease expires in February 2013, but may be extended by the Company at its option through 2025. During the extension period, the lease provides for an annual rent of $527,076 with 10% increases in the fourth, seventh and tenth years of the extended lease.

In December 2007, Behlman entered into a new lease for a 2,000 square foot facility at 2363 Teller Road, Unit 108, Newbury Park, California, which is used as a selling office for all of the Company's operating units. The five year lease provides for monthly payments of approximately $2,100 with annual increases of approximately 3%. The lease provides for an option to renew for an additional five years at a monthly rent equal to the rent charged for comparable space in the geographical area.

On April 4, 2005, Tulip entered into a five-year lease for 19,000 square feet at 1765 Walnut Drive, Quakertown, Pennsylvania, which is used for manufacturing, engineering and administration. The facility is operating at full capacity. The lessor of this facility is a limited partnership, the ownership of which is controlled by the former shareholders of Tulip. The lease provides for monthly payments of $9,100 for the first year and increases by 2% each year for the first two renewal periods and by 3% for the final two renewal periods. Tulip is currently seeking to relocate to a larger facility in the same geographic area.

ICS operates out of two facilities in Louisville, KY, one of which is used for engineering, logistics and administration and the other for manufacturing. In December 2008, ICS entered into a new lease for engineering, logistics and administration for approximately 14,000 square feet and provides for monthly payments of approximately $5,900 through March 2009 and increases to approximately $6,800 per month from April 2009 through March 2014 and includes an option to extend the lease for an additional five years at approximately $8,400 per month. The facility is currently operating at approximately 65% of capacity. The lease for manufacturing space is for approximately 13,000 square feet and provides for monthly payments of approximately $4,300. The lease expires in March 2009 and includes an option to extend the lease for an additional five years at 115% of the current rent(which option has been exercised). The facility is currently operating at approximately 85% of capacity. ICS also entered into a three year lease for a sales office in Virginia Beach, VA, which consists of approximately 800 square feet and provides for monthly rent of approximately $1,000. The lease expired in December 2008 and ICS did not renew it.

Item 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the Nasdaq Capital Market under the symbol ORBT.

The following table sets forth the high and low sales prices of the Company's common stock for each quarter from January 1, 2007 through its fiscal year ended December 31, 2008, as reported on the Nasdaq Capital Market.

	High	Low
2007:		
First Quarter:	$8.43	$7.04
Second Quarter:	9.35	7.38
Third Quarter:	9.67	6.84
Fourth Quarter:	9.30	8.02
2008:		
First Quarter:	$9.28	$7.43
Second Quarter:	8.00	6.75
Third Quarter:	7.00	3.75
Fourth Quarter:	4.53	1.12

Holders

As of March 12, 2009, the Company had 231 shareholders of record.

Dividends

The Company has not paid or declared any cash dividends to date and does not anticipate paying any in the foreseeable future. The Company intends to retain earnings, if any, to support the growth of the business.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on the Common Stock for the last five fiscal years with the cumulative total return on the Nasdaq Stock Market-U.S. Index ("Nasdaq Composite"), Dow Jones Wilshire MicroCap and a peer group of comparable companies (the "Peer Group") selected by the Company over the same period (assuming the investment of $100 in the Common Stock, the Nasdaq Composite, Dow Jones Wilshire MicroCap. and the Peer Group on December 31, 2003, and the reinvestment of all dividends).


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Orbit International Corp., The NASDAQ Composite Index,
The Dow Jones Wilshire MicroCap Index And A Peer Group
$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
Orbit International Corp.
NASDAQ Composite
Dow Jones Wilshire MicroCap
Peer Group
*$100 invested on 12/31/03 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
AMONG ORBIT INTERNATIONAL, THE NASDAQ
STOCK MARKET-US INDEX AND A PEER GROUP
(in dollars)

	Orbit International Corp.	Peer Group	Nasdaq	Dow Jones Wilshire MicroCap
12/03	100.00	100.00	100.00	100.00
12/04	150.27	135.66	110.06	117.18
12/05	207.67	155.61	112.92	118.60
12/06	136.00	165.42	126.61	136.25
12/07	144.00	205.60	138.33	124.64
12/08	29.50	160.06	80.65	68.58

* The Peer Group is comprised of six companies in the defense electronics industry - Megadata Corp., La Barge, Inc., Miltope Group Inc., DRS Technologies, Inc., Esterline Technologies Corp., and Espey Manufacturing and Electronics Corp. Such companies were chosen for the Peer Group because they have similar market capitalizations to the Company and/or because they represent the line of business in which the Company is engaged. Each of the Peer Group issuers is weighted according to its respective market capitalization.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as of December 31, 2008:

- the number of shares of the Company's common stock issuable upon exercise of outstanding options, warrants and rights, separately identified by those granted under equity incentive plans approved by the Company's stockholders and those granted under plans, including individual compensation contracts, not approved by the Company's stockholders (column a),
- the weighted average exercise price of such options, warrants and rights, also as separately identified (column b), and
- the number of shares remaining available for future issuance under such plans, other than those shares issuable upon exercise of outstanding options, warrants and rights (column c).

Equity Compensation Plan Information Table

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	591,000	$3.19	277,000
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	591,000	$3.19	277,000

Issuer's Purchase of Equity Securities:

	(a)	(b)	(c)	(d)
Period	Total Number of Shares(or Units) Purchased	Average Price Paid per Share(or Unit)	Total Number of Shares(or Units) Purchased as part of Publicly Announced Plans or Programs	Maximum Number(or Approximate Dollar Value) of Shares(or Units) that May Yet Be Purchased Under the Plans or Programs
October 1- 31, 2008	35,435	$3.26	35,435	$2,776,000
November 1-30, 2008	71,733	$1.92	71,733	$2,638,000
December 1-31, 2008	103,418	$1.62	103,418	$2,470,000
Total	210,586	$2.00	210,586	$2,470,000

Additional information relating to the Issuer's purchase of equity securities is provided in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Recent Sale of Unregistered Securities

As previously reported by the Company on Form 8-K for December 19, 2007, approximately 120,000 shares of unregistered common stock was issued in connection with the ICS acquisition. During 2008, the Company issued 40,245 shares of unregistered restricted stock to management and key employees.

Item 6. SELECTED FINANCIAL DATA

Not applicable, as the Company is a smaller reporting company.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

The results of operations for the year ended December 31, 2008 include the results of ICS which was acquired effective December 31, 2007. Although the Company recorded excellent operating results in its fourth quarter before the goodwill impairment charge, the Company recorded a decrease in operating results for the year ended December 31, 2008. In addition, after completing its impairment testing of goodwill and other intangible assets, the Company recorded an impairment charge of $6,889,000 at December 31, 2008.

Although sales increased by 5.7%, this increase was principally attributable to the inclusion ICS in the current period. Exclusive of ICS, net sales would have decreased by approximately 14.0 % principally due to decreased sales from our Instrument Division and Tulip and despite increased sales from our Power Group. Gross profit margins decreased slightly for the year ended December 31, 2008 compared to the prior year. Due to lower gross margins, higher selling, general and administrative expenses and lower investment and other income, net income for the year ended December 31, 2008 decreased to $1,012,000 from $2,632,000 for the prior year exclusive of the aforementioned goodwill impairment charge and a $130,000 and $50,000 other than temporary impairment loss in our corporate bond portfolio for the current year and prior year, respectively. Inclusive of these one-time charges, net loss for the year ended December 31, 2008 was $6,007,000 compared to net income of $2,582,000 in the prior year.

Our backlog at December 31, 2008 was approximately $15,800,000 compared to $14,500,000 at December 31, 2007. There is no seasonality to the Company's business. Our shipping schedules are generally determined by the shipping schedules outlined in the purchase orders received from our customers. Both of our operating segments are pursuing a significant amount of business opportunities and our confidence level remains high with respect to receiving many of the orders we are pursuing, although timing is always an uncertainty.

Our success of the past few years has significantly strengthened our balance sheet evidenced by our 4.4 to 1 current ratio at December 31, 2008. We currently have a $3,000,000 credit facility in place. As a result of lower profitability related to customer shipping delays in the first and second quarter of 2008, the Company was not in compliance with two of its financial covenants at September 30, 2008. In November 2008, the Company's primary lender waived the covenant default of two of its financial ratios at September 30, 2008 and the Company renegotiated the financial covenant ratios for the quarterly reporting periods December 31, 2008 and March 31, 2009. Beginning June 30, 2009, the covenants will revert back to their original ratios with a modification to a certain financial ratio covenant definition. The Company was in compliance with all of its financial covenants at December 31, 2008.

In August 2008, the Company's Board of directors authorized a stock repurchase program allowing it to purchase up to $3.0 million of its outstanding shares of common stock in open market or privately negotiated transactions. During the period from August 2008 through December 31, 2008, the Company repurchased approximately 237,000 shares at an average price of $2.24 per share. Total consideration for the repurchased stock was approximately $529,000. From August through March 20, 2009, the Company purchased approximately 253,000 shares of its common stock for total cash consideration of $564,000 representing an average price of $2.23 per share.

Forward Looking Statements

Statements in this Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may", "will", "potential", "opportunity", "believes", "belief", "expects", "intends", "estimates", "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and the results of its operations are based on the Company's financial statements and the data used to prepare them. The Company's financial statements have been prepared based on accounting principles generally accepted in the United States of America. On an on-going basis, we re-evaluate our judgments and estimates including those related to inventory valuation, the valuation allowance on the Company's deferred tax asset, goodwill impairment, valuation of share-based compensation, revenue and cost recognition on long-term contracts accounted for under the percentage-of-completion method and other than temporary impairment on marketable securities. These estimates and judgments are based on historical experience and various other assumptions that are believed to be reasonable under current business conditions and circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect more significant judgments and estimates in the preparation of the consolidated financial statements.

Inventories

Inventory is valued at the lower of cost (specific, average and first-in, first-out basis) or market. Inventory items are reviewed regularly for excess and obsolete inventory based on an estimated forecast of product demand. Demand for the Company's products can be forecasted based on current backlog, customer options to reorder under existing contracts, the need to retrofit older units and parts needed for general repairs. Although the Company makes every effort to insure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have an impact on the level of obsolete material in its inventory and operating results could be affected, accordingly. However, world events have forced our country into various situations of conflict whereby equipment is used and parts may be needed for repair. This could lead to increased product demand as well as the use of some older inventory items that the Company had previously deemed to be obsolete.

Deferred tax asset

At December 31, 2008, the Company had an alternative minimum tax credit of approximately $573,000 with no limitation on the carry-forward period and federal and state net operating loss carry-forwards of approximately $20,000,000 and $7,000,000, respectively that expire through 2020. Approximately, $16,000,000 of federal net operating loss carry-forwards expire between 2010-2012. In addition, the Company receives a tax deduction when their employees exercise their non-qualified stock options thereby increasing the Company's deferred tax asset. The Company records a valuation allowance to reduce its deferred tax asset when it is more likely than not that a portion of the amount may not be realized. The Company estimates its valuation allowance based on an estimated forecast of its future profitability. Any significant changes in future profitability resulting from variations in future revenues or expenses could affect the valuation allowance on its deferred tax asset and operating results could be affected, accordingly. Due to the Company's decrease in profitability in 2008 and a weakening economy that could affect certain portions of its business, the Company decreased its projection for profitability for future periods and decreased its estimate of probability that it will attain those profit levels; thereby increasing its valuation allowance on its deferred tax asset.

Impairment of Goodwill

The Company has significant intangible assets related to goodwill and other acquired intangibles. In determining the recoverability of goodwill and other intangibles, assumptions are made regarding estimated future cash flows and other factors to determine the fair value of the assets. After completing the impairment testing of goodwill and other intangible assets pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company concluded an impairment charge should be taken at December 31, 2008 in connection with the recorded goodwill arising from its acquisitions made between 2005 and 2007. If estimates or their related assumptions used in the current testing change in the future, the Company may be required to record further impairment charges for those assets not previously recorded.

Share-Based Compensation

Effective January 1, 2006, the Company began recognizing share-based compensation under SFAS No. 123(R), which requires the measurement at fair value and recognition of compensation expense for all share-based awards. Total share-based compensation expense was $250,000 for the year ended December 31, 2008. The estimated fair value of stock options granted in 2008 were calculated using the Black-Scholes model. This model requires the use of input assumptions. These assumptions include expected volatility, expected life, expected dividend rate, and expected risk-free rate of return.

Revenue and Cost Recognition

Revenue and costs under larger, long-term contracts are reported on the percentage-of-completion method. For projects where materials have been purchased, but have not been placed in production, the costs of such materials are excluded from costs incurred for the purpose of measuring the extent of progress toward completion. The amount of earnings recognized at the financial statement date is based on an efforts-expended method, which measures the degree of completion on a contract based on the amount of labor dollars incurred compared to the total labor dollars expected to complete the contract. When an ultimate loss is indicated on a contract, the entire estimated loss is recorded in the period. Assets related to these contracts are included in current assets as they will be liquidated in the normal course of contract completion, although this may require more than one year.

Other than Temporary Impairment

The Company currently has in excess of $1,000,000 invested in government and corporate bonds. The Company treats its investments as available for sale pursuant to SFAS No. 115 which requires the Company to assess its portfolio each reporting period to determine whether declines in fair value below book value are considered to be other than temporary. If the impairment is determined to be other than temporary, the investment is written down to cost and the write-down is included in earnings as a realized loss, and a new cost is established for the security. Any subsequent recovery in fair value is not recognized until the security either is sold or matures. The Company uses several factors in its determination of whether an other than temporary impairment of one of its securities has occurred including i) the length of time and extent to which market value has been less than cost; ii) the financial condition and near term prospects of the issuer; iii) the intent and ability of the Company to retain its investment in the issuer to allow for any anticipated recovery in market value; iv) whether a decline in fair value is attributable to adverse conditions specifically related to the security or specific conditions in an industry and v) whether interest payments continue to be made. Although the Company received all its interest payments during the current year, it took an other than temporary impairment write-down of $130,000 for the year ended December 31, 2008 consisting of bonds held in three separate issuers in which it determined the decline in fair value was due to adverse conditions specifically related to the security or specific conditions in an industry.

Results of Operations:

Year Ended December 31, 2008 vs. Year Ended December 31, 2007

The Company currently operates in two industry segments. Its Orbit Instrument Division and its Tulip subsidiary are engaged in the design and manufacture of electronic components and subsystems and its ICS subsidiary performs system integration for Gun Weapons Systems and Fire Control Interface as well as logistics support and documentation (the "Electronics Group"). Its Behlman subsidiary is engaged in the design and manufacture of commercial power units (the "Power Group"). The results of operations for the year ended December 31, 2008 include the operations of ICS for the entire period since the acquisition was completed effective, December 31, 2007.

Consolidated net sales for the year ended December 31, 2008 increased by 5.7% to $27,364,000 from $25,885,000 for the year ended December 31, 2007 due to the inclusion of ICS in the current period and increased sales from the Power Group and despite lower sales from the Company's Orbit Instrument Division and Tulip subsidiary. Exclusive of ICS, net sales would have decreased by approximately 14%. Sales from the Electronics Group increased only by 5.2% despite the inclusion of ICS in the current period. During the current period, the Company's Orbit Instrument Division resumed shipments of its Remote Control Units (RCU) that had previously been placed on hold while it completed an enhanced hardware solution imposed as an additional hardware requirement by its customer. These shipment delays had adversely impacted the first and second quarters of 2008. The resumption of these deliveries contributed to a strong fourth quarter but did not make up for the shipment shortfall of the previous quarters. The Orbit Instrument Division also experienced an unrelated customer delivery issue in the first quarter of 2008 that resulted in a shipment shortfall for that period, which was resolved at December 31, 2008. This loss of sales, along with decreased sales from the Company's Tulip subsidiary resulted in a slight increase in sales for the Electronics Group despite the inclusion of ICS in the current period. Sales from the Power Group increased by 9.8% for the current year as the segment recorded a record year of bookings and revenue.

Gross profit, as a percentage of net sales, for the year ended December 31, 2008 decreased to 42.2% from 43.4% for the prior year. This decrease resulted from a lower gross profit from the Company's Electronics Group (38.7% v. 42.9%) due to a decrease in sales from both the Orbit Instrument Division and Tulip. The increase in gross profit (47.2% v. 44.3%) from the Power Group was principally due to the increase in sales and to product mix.

Selling, general and administrative expenses increased by 19.9% to $10,469,000 for the year ended December 31, 2008 from $8,729,000 for the year ended December 31, 2007 principally due to the inclusion of ICS's selling, general and administrative costs of $1,741,000 in the current period. Selling, general and administrative expenses, as a percentage of sales, for the year ended December 31, 2008 increased to 38.3% from 33.7% for the year ended December 31, 2007 principally due to the aforementioned increase in costs that was not commensurate with the increase in sales.

After completing the impairment testing of goodwill and other intangible assets pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company concluded an impairment charge of $6,889,000 should be taken at December 31, 2008 in connection with the recorded goodwill arising from its Tulip and ICS acquisitions made in 2005 and 2007, respectively.

Interest expense for the year ended December 31, 2008 increased to $342,000 from $332,000 for the year ended December 31, 2007 due to an increase in the amounts owed to lenders in the current year due to the acquisition of ICS effective December 31, 2007, that was partially offset by a reduction in interest rates.

Investment and other income for the year ended December 31, 2008 decreased to $154,000 from $447,000 for the prior year principally due to a decrease in the amounts invested during the current year, a decrease in interest rates and a $130,000 other than temporary impairment loss related to certain corporate bonds held by the Company. For the year ended December 31, 2007, the Company had a $50,000 other than temporary impairment loss related to its corporate bond portfolio.

Loss before income tax provision was $5,987,000 for the year ended December 31, 2008 compared to income of $2,612,000 for the year ended December 31, 2007. This decrease was principally due to the goodwill impairment charge, a decrease in sales from both the Orbit Instrument Division and Tulip, the decrease in gross margins, the increase in selling, general and administrative expense, the decrease in investment and other income and despite the increase in sales and profitability from the Power Group.

Income taxes for the year ended December 31, 2008 and December 31, 2007 consist of $20,000 and $30,000, respectively, in state income taxes that cannot be offset by any state net operating loss carry-forwards.

As a result of the foregoing, net loss for the year ended December 31, 2008 was $6,007,000 compared to income of $2,582,000 for the year ended December 31, 2007.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year ended December 31, 2008 decreased to $2,070,000 from $3,505,000 for the year ended December 31, 2007. Listed below is the EBITDA reconciliation to net income:

	Year ended December 31,	
	2008	2007
Net (loss) income	$(6,007,000)	$2,582,000
Interest expense	342,000	332,000
Income tax expense	20,000	30,000
Goodwill impairment	6,889,000	-
Depreciation and amortization	826,000	561,000
EBITDA	$2,070,000	$3,505,000

EBITDA is a Non-GAAP financial measure and should not be construed as an alternative to net income. An element of the Company's growth strategy has been through strategic acquisitions which have been substantially funded through the issuance of debt. This has resulted in significant interest expense and amortization expense. EBITDA is presented as additional information because the Company believes it is useful to our investors and management as a measure of cash generated by our business operations that will be used to service our debt and fund future acquisitions as well as provide an additional element of operating performance.

Liquidity, Capital Resources and Inflation

Working capital decreased to $17,136,000 at December 31, 2008 as compared to $18,167,000 at December 31, 2007. Despite the decrease in working capital, the ratio of current assets to current liabilities was 4.4 to 1 at December 31, 2008 compared to 4.1 to 1 at December 31, 2007. The reduction in working capital was principally due to the repayment of long-term debt and the purchase of treasury stock.

Net cash used in operating activities for the year ended December 31, 2008 was $1,210,000, primarily attributable to the net loss for the year, the non cash deferred income, increase in accounts receivable and inventory and decrease in accrued expenses, taxes payable and customer advances that was partially offset by the non-cash goodwill impairment charge, amortization of intangible assets, depreciation and stock based compensation, the decrease in cost and estimated earnings in excess of billings and amounts due from ICS sellers, and an increase in accounts payable. Net cash provided by operating activities for the year ended December 31, 2007 was $1,477,000, primarily attributable to net income for the period, the non-cash amortization of intangible assets, depreciation and stock based compensation and the increase in accounts payable that was partially offset by the increase in accounts receivable and inventory and the decrease in customer advances.

Cash flows provided by investing activities for the year ended December 31, 2008 was $2,257,000, attributable to the sale of marketable securities that was partially offset by the purchase of marketable securities and fixed assets, and costs associated with the ICS acquisition. Cash flows used in investing activities for the year ended December 31, 2007 was $3,846,000, attributable to the acquisition of ICS, the purchase of marketable securities and fixed assets that was partially offset by the sale of marketable securities.

Cash flows used in financing activities for the year ended December 31, 2008 was $2,543,000, primarily attributable to the repayments of long term debt and purchase of treasury stock that was partially offset from loan proceeds form the line of credit. Cash flows provided by financing activities for the year ended December 31, 2007 was $2,010,000, attributable to loan proceeds primarily related to the acquisition of ICS and stock option exercises that was partially offset by repayments of debt.

In December 2007, the Company entered into an amended $3,000,000 credit facility with a commercial lender secured by accounts receivable, inventory and property and equipment. In April 2005, the Company entered into a five-year $5,000,000 Term Loan Agreement to finance the acquisition of Tulip ("Tulip Term Loan") and its manufacturing affiliate. In December 2007, the Company entered into a five-year $4,500,000 Term Loan Agreement to finance the acquisition of ICS ("ICS Term Loan"). In connection with the new Term Loan entered into in December 2007, the interest rates on both Term Loan Agreements and the credit facility were amended to equal a certain percentage plus the one month LIBOR depending on a matrix related to a certain financial covenant. The credit facility will continue from year to year unless sooner terminated for an event of default including non-compliance with certain financial covenants. Principal payments under the two term loan facilities are approximately $113,000 per month.

In April 2005, the Company entered into a five year $2,000,000 Promissory Note with the selling shareholders of Tulip ("Tulip Shareholder Note") at an interest rate of prime plus 2.00% (3.25% at December 31, 2008). Principal payments of $100,000 were made on a quarterly basis along with accrued interest. In June 2007, the Company refinanced the balance due on the Promissory Note of $1,050,000 with its primary commercial lender. Under the terms of a new Term Loan, monthly payments of $35,000 will be made over a thirty-month period along with accrued interest pursuant to the interest terms described below.

As a result of lower profitability related to customer shipping delays in the first and second quarter of 2008, the Company was not in compliance with two of its financial covenants at September 30, 2008. In November 2008, the Company entered into amended loan agreements, whereby the Company's primary lender waived the covenant default of two of its financial ratios at September 30, 2008 and the Company renegotiated the financial covenant ratios for the quarterly reporting periods December 31, 2008 and March 31, 2009. Beginning June 30, 2009, the covenants will revert back to their original ratios with a modification to a certain financial ratio covenant definition. The lender instituted an unused line fee of .25% per annum, as a cost to the Company for the waiver and amendment to the loan agreements. In connection therewith, the interest rate on the Tulip Term Loan and Tulip Shareholder Note, increased to the sum of 2.50% plus the one month LIBOR and the interest rate on the ICS Term Loan and line of credit was increased to the sum of 2.25% plus the one month LIBOR. At December 31, 2008, the one month LIBOR was equal to 0.44%. The Company was in compliance with all its financial covenants at December 31, 2008.

The Company's contractual obligations and commitments are summarized as follows:

Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$6,806,000	$1,777,000	$3,690,000	$1,339,000	-
Note payable	399,000	399,000	-	-	-
Employment contracts	4,253,000	2,162,000	2,091,000	-	-
Operating leases	3,157,000	789,000	2,092,000	276,000	-
Total contractual obligations	$14,615,000	$5,127,000	$7,873,000	$1,615,000	-

The Company's existing capital resources, including its bank credit facilities and its cash flow from operations are expected to be adequate to cover the Company's cash requirements for its operations. The Company believes that financing alternatives are available in order to fund future acquisitions.

In August 2008, the Company's Board of directors authorized a stock repurchase program allowing it to purchase up to $3.0 million of its outstanding shares of common stock in open market or privately negotiated transactions. During the period from August 2008 through December 31, 2008, the Company repurchased approximately 237,000 shares at an average price of $2.24 per share. Total consideration for the repurchased stock was approximately $530,000. From August 2008 through March 20, 2009, the Company purchased approximately 253,000 shares of its common stock for total cash consideration of $564,000 representing an average price of $2.23 per share.

Inflation has not materially impacted the operations of the Company.

Certain Material Trends

During the second quarter, the Company's Orbit Instrument Division was verbally advised by one of its customers to provide support for the immediate development of certain modifications to a product for the Division. This "out of scope" support caused a delay in a significant amount of shipments scheduled throughout 2008 which resulted in a decrease in revenue and profitability for 2008. The Division worked closely with this customer and shipment of the units resumed in the third quarter. However, a significant number of units scheduled for shipment by December 31, 2008 will not be shipped until 2009. This includes certain purchase orders for this product that were expected in the third quarter but were not received until the end of the year. In addition, the Orbit Instrument Division also experienced an unrelated customer delivery issue in the first quarter of the current period that resulted in a shipment shortfall for that period which was resolved by year end. These shipment delays, along with reduced revenue from the Company's Tulip subsidiary have had an adverse effect on the Company's Electronics Group. Shipment delays related to engineering issues are commonplace in our industry and may, in the future, have an adverse effect on the financial performance of the Company.

The Power Group had a record year of bookings and revenue. The commercial division of the Power Group has historically been vulnerable to a weak economy. However, bookings in the commercial division are being sustained and bookings from the custom division remain fairly strong. However, due to current economic conditions and the possible effect on capital spending, it is uncertain that this trend will continue into 2009.

In April 2005, the Company completed the acquisition of Tulip and its operations became part of the Company's Electronics Group. In December 2007, the Company completed the acquisition of ICS which also became part of the Electronics Group. The Company's Electronics Group and the Custom Division of its Power Group are heavily dependent on military spending. The events of September 11, 2001, have put a tremendous emphasis on defense and homeland security spending and the Company has benefited from an increasing defense budget. Although the Electronics Group and the Custom Division of the Power Group are pursuing several opportunities for reorders, as well as new contract awards, the Company has normally found it difficult to predict the timing of such awards. In addition, the Company has an unprecedented amount of new opportunities that are in the prototype or pre-production stage. These opportunities generally move to a production stage at a later date but the timing of such is also uncertain.

There is no seasonality to the Company's business. The Company's revenues are generally determined by the shipping schedules outlined in the purchase orders received from its customers. The Company stratifies all the opportunities it is pursuing by various confidence levels. The Company generally realizes a very high success rate with those opportunities to which it applies a high confidence level. The Company currently has a significant amount of potential contract awards to which it has applied a high confidence level. However, because it is difficult to predict the timing of awards for most of the opportunities the Company is pursuing, it is also difficult to predict when the Company will commence shipping under these contracts. A delay in the receipt of any contract from its customer ultimately causes a corresponding delay in shipments under that contract. During 2007 and in 2008, due to shipping schedules, the Company's second half of the year was stronger than the first half.

Despite the increase in military spending, the Company still faces a challenging environment. The government is emphasizing the engineering of new and improved weaponry and it continues to be our challenge to work with each of our prime contractors so that we can participate on these new programs. In addition, these new contracts require incurring up-front design, engineering, prototype and pre-production costs. While the Company attempts to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by its customers, including the United States Government, for such effort. In addition, even if the United States Government agrees to reimburse development costs, there is still a significant risk of cost overrun that may not be reimbursable. Furthermore, once the Company has completed the design and pre-production stage, there is no assurance that funding will be provided for future production. In such event, even if the Company is reimbursed its development costs it will not generate any significant profits.

The Company is heavily dependent upon military spending as a source of revenues and income. However, even increased military spending does not necessarily guarantee the Company increased revenues, particularly, when the allocation of budget dollars may vary depending on what may be needed for specific military conflicts Any future reductions in the level of military spending by the United States Government due to budget constraints or for any other reason, could have a negative impact on the Company's future revenues and earnings. In addition, due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income. Behlman's line of commercial products gives the Company some diversity and the additions of Tulip and ICS give the Electronics Segment a more diversified customer base.

The Company's business strategy is to expand its operations through strategic, accretive acquisitions. Through the past several years, the Company reviewed various potential acquisitions and believes there are numerous opportunities presently available. In April 2005, it completed the acquisition of Tulip and in December 2007, it completed the acquisition of ICS. However, due to current economic conditions and tightening of credit markets, there can be no assurance that the Company will obtain the necessary financing to complete additional acquisitions and even if it does, there can be no assurance that we will have sufficient income from operations of such acquired companies to satisfy the interest payments, in which case, we will be required to pay them out of Orbit's operations which may be adversely affected. The Company continues to review acquisition candidates but there is no assurance that an acquisition will be completed in 2009.

During the second quarter of 2007, the Company expanded the activities of its investment banker to include the pursuit of alternative strategies, including the potential sale of the Company as a means of enhancing shareholder value. In June 2008, the Company terminated such activities with the investment banker but continues to pursue strategic alternatives to enhance shareholder value. However, there is no assurance that a sale or any of the other strategic alternatives will be accomplished.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2008, the Company had amounts due to its primary lender under three separate term loans totaling approximately $6,806,000. Interests on these term loans are equal to the sum of either 2.25% or 2.50% plus the one-month LIBOR. In addition, the Company has a $3,000,000 line of credit with the same lender at a rate equal to the sum of 2.25% plus the one-month LIBOR. The Company had approximately $399,000 in borrowings under the line of credit at December 31, 2008. During 2008, LIBOR averaged approximately 2.70% and was 0.44% at December 31, 2008.

LIBOR is based on rates that contributor banks in London offer each other for inter-bank deposits. We are subject to changes in LIBOR that are generally determined by general market and economic fluctuations. Any hypothetical increase of 1% in interest rates will result in an increase of approximately $68,000 of annual interest expense exclusive of the impact of any borrowings under the Company's line of credit.

None of the Company's variable rate of interest arrangements are hedged by any derivative instruments. The Company believes that any moderate interest rate increases will not have any material adverse effect on its results of operations, liquidity or financial position.

The Company believes that it is not subject in any material way to any other forms of market risk.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required under this Item appears in Item 15 of this report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A(T). CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting during the three months ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) of the Securities Exchange Act of 1934.

The Company's management conducted an evaluation of the effectiveness of its internal control over financial reporting, as of December 31, 2008, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

We believe that a controls system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Item 9B. OTHER INFORMATION

There have not been any other material changes in the Company's affairs which have not been described in a report on Form 8-K during the fourth quarter ended December 31, 2008.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2009 Annual Meeting of Stockholders.

Item 11. EXECUTIVE COMPENSATION

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2009 Annual Meeting of Stockholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2009 Annual Meeting of Stockholders.

Item 13. CERTAIN RELATIONSHIPS, AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2009 Annual Meeting of Stockholders.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2009 Annual Meeting of Shareholders.

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

1. Financial Statements

2. Schedules-

None.

3. Exhibits:

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement, dated December 13, 2004, by and among Orbit International Corp., Tulip Development Laboratory, TDL Manufacturing, Inc. and the respective Shareholders of Tulip Development Laboratory, Inc. and TDL Manufacturing, Inc. Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K for December 13, 2004.
2.2	Stock Purchase Agreement, dated December 19, 2007, by and among Orbit International Corp., Integrated Consulting Services, Inc. and the respective shareholders of Integrated Consulting Services, Inc. Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K for December 19, 2007.
3.1	Certification of Incorporation, as amended. Incorporated by reference to Exhibit 3(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1991.
3.2	By-Laws, as amended. Incorporated by reference to Exhibit 3(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1988.
4.1	Orbit International Corp. 2003 Stock Incentive Plan. Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.
10.1	New Employment Agreement, dated as of December 14, 2007, between Registrant and Mitchell Binder. Incorporated by reference to Registrant's Current Report on Form 8-K for December 11, 2007.
10.2	New Employment Agreement, dated as of December 14, 2007, between Registrant and Bruce Reissman. Incorporated by reference to Registrant's Current Report on Form 8-K for December 11, 2007.
10.3	New Employment Agreement, dated as of December 14, 2007, between Registrant and Dennis Sunshine. Incorporated by reference to Registrant's Current Report on Form 8-K for December 11, 2007.
10.4	Form of Indemnification Agreement between the Company and each of its Directors dated as of September 10, 2001. Incorporated by reference to Exhibit 10(d) to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001.

10.5	Purchase and Sale Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10.6	Lease Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10.7	Term Loan and Security Agreement dated as of December 19, 2007, between Orbit International Corp. and Merrill Lynch Business Financial Services Inc. ("MLBFS"). Incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K for December 19, 2007.
10.8	Net lease dated as of April 4, 2005 by and between Rudy's Thermo-Nuclear Devices, as Landlord, and TDL Manufacturing, Inc. and Tulip Development Laboratory, Inc. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.9	Term Loan and Security Agreement dated as of April 4, 2005 between the Company and Merrill Lynch Financial Business Services Inc. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.10	Collateral Installment Note to Merrill Lynch Financial Business Services Inc. dated as of April 4, 2005, from the Company. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.11	Employment Agreement, dated December 19, 2007, between Integrated Consulting Services, Inc. and Kenneth J. Ice. Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.
10.12	Employment Agreement, dated December 19, 2007, between Integrated Consulting Services, Inc. and Michael R. Rhudy. Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.
10.13	Employment Agreement, dated December 19, 2007, between Integrated Consulting Services, Inc. and Julie A. McDearman. Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.
10.14	Custody, Pledge and Security Agreement, dated as of December 19, 2007, by and among Orbit International Corp. ("Pledgor"), Kenneth J. Ice, Michael R. Rhudy and Julie A. McDearman ("Pledgees"), and Phillips Nizer LLP ("Custodian"). Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.

10.15	Form of Contingent Promissory Note (three substantially similar notes were issued) from Orbit International Corp. to Kenneth J. Ice. Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.
10.16	Form of Code of Ethics between the Company and its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Incorporated by reference to Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 2003.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of McGladrey & Pullen, LLP.
31.1*	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
31.2*	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
32.1*	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
32.2*	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

* Filed herewith.

ORBIT INTERNATIONAL CORP.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Orbit International Corp.

We have audited the accompanying consolidated balance sheets of Orbit International Corp. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orbit International Corp. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Orbit International Corp. and Subsidiaries' internal control over financial reporting as of December 31, 2008 included in the accompanying Management's Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ McGladrey & Pullen, LLP
New York, New York

March 31, 2009

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31,	2008	2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,080,000	$ 3,576,000
Investments in marketable securities	1,127,000	3,997,000
Accounts receivable, less allowance for doubtful accounts of $145,000	6,333,000	4,561,000
Inventories	11,536,000	10,453,000
Costs and estimated earnings in excess of billings on uncompleted contracts	-	136,000
Deferred tax asset	850,000	1,025,000
Other current assets	198,000	331,000
Total current assets	22,124,000	24,079,000
Property and equipment, net	655,000	691,000
Intangible assets, net	2,346,000	2,969,000
Goodwill	2,909,000	9,634,000
Deferred tax asset	1,322,000	1,678,000
Other assets	644,000	634,000
Total Assets	$30,000,000	$39,685,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term obligations	$ 1,777,000	$ 1,777,000
Notes payable - bank	399,000	699,000
Accounts payable	1,499,000	1,384,000
Income taxes payable	6,000	162,000
Accrued expenses	1,185,000	1,395,000
Customer advances	37,000	163,000
Deferred income	85,000	332,000
Total current liabilities	4,988,000	5,912,000
Deferred income	257,000	342,000
Deferred tax liability	-	595,000
Long-term obligations, net of current maturities	5,029,000	6,753,000
Total liabilities	10,274,000	13,602,000
Stockholders' Equity:		
Common stock, $.10 par value, 10,000,000 shares authorized, 4,772,000 and 4,724,000 shares issued at 2008 and 2007, respectively, and 4,535,000 and 4,724,000 shares outstanding at 2008 and 2007, respectively	477,000	472,000
Additional paid-in capital	21,032,000	20,766,000
Treasury stock, at cost	(529,000)	-
Accumulated other comprehensive loss, net of income tax	(125,000)	(33,000)
Retained earnings (accumulated deficit)	(1,129,000)	4,878,000
Stockholders' equity	19,726,000	26,083,000
Total Liabilities and Stockholders' Equity	$30,000,000	$39,685,000

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,	2008	2007
Net sales	$27,364,000	$25,885,000
Cost of sales	15,805,000	14,659,000
Gross profit	11,559,000	11,226,000
Selling, general and administrative expenses	10,469,000	8,729,000
Goodwill impairment	6,889,000	-
Interest expense	342,000	332,000
Investment and other income, net	(154,000)	(447,000)
Total expenses, net	17,546,000	8,614,000
(Loss) income before income tax provision	(5,987,000)	2,612,000
Income tax provision	20,000	30,000
Net (loss) income	$ (6,007,000)	$ 2,582,000
Net (loss) income per common share:		
Basic	$ (1.33)	$ .59
Diluted	$ (1.33)	$ .55

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

Years ended December 31, 2008 and 2007

	Common Stock 10,000,000 Shares Authorized		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock		Other Comprehensive Income (loss), net of income tax	Total
	Shares Issued	Amount			Shares	Amount		
Balance at December 31, 2006	4,588,000	$459,000	$19,536,000	$2,296,000	-	-	$5,000	$22,296,000
Share-based compensation expense	-	-	180,000	-	-	-	-	180,000
Issuance of common stock for ICS acquisition	120,000	12,000	983,000	-	-	-	-	995,000
Exercise of options	16,000	1,000	28,000	-	-	-	-	29,000
Tax benefit of stock option exercise	-	-	39,000	-	-	-	-	39,000
Other comprehensive loss, net of income tax	-	-	-	-	-	-	(38,000)	(38,000)
Net income	-	-	-	2,582,000	-	-	-	2,582,000
Balance at December 31, 2007	4,724,000	472,000	20,766,000	4,878,000	-	-	(33,000)	26,083,000
Share-based compensation expense	-	-	250,000	-	-	-	-	250,000
Issuance of restricted stock	40,000	4,000	(4,000)	-	-	-	-	-
Exercise of options	8,000	1,000	9,000	-	-	-	-	10,000
Tax benefit of stock option exercise	-	-	11,000	-	-	-	-	11,000
Other comprehensive loss, net of income tax	-	-	-	-	-	-	(92,000)	(92,000)
Purchase of treasury stock	-	-	-	-	237,000	$(529,000)	-	(529,000)
Net (loss)	-	-	-	(6,007,000)	-	-	-	(6,007,000)
Balance at December 31, 2008	4,772,000	$477,000	$21,032,000	$(1,129,000)	237,000	$(529,000)	$(125,000)	$19,726,000

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,	2008	2007
Cash flows from operating activities:		
Net (loss) income	$(6,007,000)	$ 2,582,000
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Goodwill impairment	6,889,000	-
Share-based compensation expense	250,000	180,000
Amortization of intangible assets	623,000	435,000
Depreciation and amortization	203,000	126,000
Bond premium amortization	15,000	14,000
Loss on disposal of fixed assets	23,000	-
Bad debts	-	6,000
Unrealized loss on write down of marketable securities	130,000	50,000
Loss (gain) on sale of marketable securities	11,000	(15,000)
Deferred income	(332,000)	(85,000)
Changes in operating assets and liabilities:		
Increase in accounts receivable	(1,772,000)	(276,000)
Increase in inventories	(1,083,000)	(1,109,000)
Decrease in costs and earnings in excess of billings	136,000	-
Decrease (increase) in other current assets	91,000	(7,000)
Increase in other assets	(10,000)	(57,000)
Increase in accounts payable	115,000	260,000
Decrease in customer advances	(126,000)	(634,000)
Decrease in taxes payable	(156,000)	(6,000)
(Decrease) increase in accrued expenses	(210,000)	13,000
Net cash (used in) provided by operating activities	(1,210,000)	1,477,000
Cash flows from investing activities:		
Purchase of marketable securities	(1,029,000)	(1,269,000)
Sale of marketable securities	3,598,000	1,226,000
Purchase of property and equipment	(190,000)	(143,000)
Cash paid for acquisition of ICS	(122,000)	(3,660,000)
Net cash provided by (used in) investing activities	2,257,000	(3,846,000)
Cash flows from financing activities:		
Purchase of treasury stock	(529,000)	-
Repayments of long-term debt and note payable-bank	(3,943,000)	(4,268,000)
Proceeds from issuance of long-term debt and note payable-bank	1,919,000	6,249,000
Proceeds from exercise of stock options	10,000	29,000
Net cash (used in) provided by financing activities	(2,543,000)	2,010,000

(continued)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Net decrease in cash and cash equivalents	(1,496,000)	(359,000)
Cash and cash equivalents at beginning of year	3,576,000	3,935,000
Cash and cash equivalents at end of year	$ 2,080,000	$ 3,576,000
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 349,000	$ 358,000
Cash paid during the year for income taxes	$ 176,000	$ 36,000

Supplemental schedule of noncash investing and financing activities:

In December 2007, the Company purchased all of the capital stock of ICS for $6,700,000. In conjunction with the acquisition, net assets with a fair value of $857,000 were acquired.

In connection with the aforementioned acquisition, approximately 120,000 shares of Orbit, $.10 par value common stock, valued at approximately $1,000,000 was issued to the former shareholders of ICS.

See Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS:

The consolidated financial statements include the accounts of Orbit International Corp. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

The Company currently operates in two industry segments, the Electronics Group and the Power Group. The Electronics Group is comprised of the Company's Orbit Instrument Division ("Orbit"), its Tulip subsidiary ("Tulip"), and Integrated Consulting Services, Inc. d/b/a Integrated Combat Systems ("ICS"). Orbit and Tulip are engaged in the design and manufacture of electronic components and subsystems. ICS performs system integration for gun weapons systems and fire control interface as well as logistics support and documentation. The Power Group is comprised of the Company's Behlman subsidiary and is engaged in the design and manufacture of commercial and custom power units.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

The Company's investments are classified as available-for-sale securities and are stated at fair value, based on quoted market prices, with the unrealized gains and losses, net of income tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific-identification method. Interest and dividends on such securities are included in investment income.

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Inventories are priced at the lower of cost (specific, average and first-in, first-out basis) or market.

Property and equipment is recorded at cost. Depreciation and amortization of the respective assets are computed using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease or the estimated useful life of the improvement, whichever is less.

When impairment indicators are present, the Company reviews the carrying value of its long-lived assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analyses.

The Company recognizes deferred tax assets and liabilities based on the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances have been established to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes a substantial portion of its revenue upon delivery of product, however, revenue and costs under larger, long-term contracts are reported on the percentage-of-completion method. For projects where materials have been purchased but have not been placed into production, the costs of such materials are excluded from costs incurred for the purpose of measuring the extent of progress toward completion. The amount of earnings recognized at the financial statement date is based on an efforts-expended method, which measures the degree of completion on a contract based on the amount of labor dollars incurred compared to the total labor dollars expected to complete the contract. When an ultimate loss is indicated on a contract, the entire estimated loss is recorded in the period. Assets related to these contracts are included in current assets as they will be liquidated in the normal course of contract completion, although this may require more than one year.

All contracts are for products made to specific customer specifications with no right of return. All units are shipped with a one-year warranty.

The Company's freight and delivery costs were $106,000 and $79,000 for the years ended December 31, 2008 and 2007, respectively. These costs are included in selling, general and administrative expenses.

The fair value of the Company's accounts receivable approximates carrying value due to the short term nature of these amounts. The fair value of the Company's long-term obligations is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the Company's fair value of long-term obligations was not significantly different from the stated value at December 31, 2008 and 2007.

Research and development costs are expensed when incurred. The Company expensed approximately $1,398,000 and $1,203,000 for research and development during the years ended December 31, 2008 and 2007.

New Accounting Pronouncements

In September 2006 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The Company is currently evaluating the impact the remaining provisions of SFAS No. 157 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(Revised 2007), "Business Combinations" ("SFAS No. 141R"). This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. That replaces Statement 141's cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. Statement 141's guidance resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS No. 141R will impact the Company in the event of any future acquisitions.

In April, 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing assumptions about renewal or extension used in estimating the useful life of a recognized intangible asset under SFAS No. 142 and expands the disclosure requirements of SFAS 142. The provisions of FSP 142-3 are effective for the Company as of January 1, 2009. The provisions of FSP 142-3 for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the impact of the adoption of FSP 142-3 on its consolidated financial statements.

3. ACQUISITION:

On December 19, 2007, the Company acquired all of the issued and outstanding stock of Integrated Consulting Services, Inc. d/b/a Integrated Combat Systems, ("ICS"). The reasons for the acquisition were the expansion of both customer and product bases, cross-marketing opportunities and the accretion to earnings. The acquisition was effective December 31, 2007. The total transaction value was approximately $6,700,000 consisting of $5,400,000 in cash, of which $4,500,000 was funded by a term loan, approximately 120,000 shares of Orbit stock valued at approximately $1,000,000 (based on the volume weighted average closing price of the Company's common stock for the twenty consecutive trading days ending December 14, 2007), and approximately $300,000 of direct costs related to the purchase of ICS. Additionally, there is a contingent earn out of $1,000,000 payable over the next three years based on ICS's ability to attain certain revenue levels over the three years. ICS did not meet that revenue level during the year ended December 31, 2008, consequently, the remaining contingent earn out at December 31, 2008 is $667,000 payable over the next two years. The ICS acquisition was accounted for as a purchase, and accordingly, the assets purchased and liabilities assumed are included in the consolidated balance sheet as of December 31, 2007. The operating results of ICS for the year ended December 31, 2007 are not included in the consolidated financial statements since the acquisition was not effective until December 31, 2007.

In accordance with SFAS No. 141, *Business Combinations*, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on estimates and assumptions made by management. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized but will be reviewed at least annually for impairment. Purchased intangible assets with finite lives will be amortized on a straight-line basis over their respective estimated useful lives. Any additional goodwill relating to the remaining $667,000 contingent earn out based on ICS's ability to attain certain revenue levels over the next two years will be recorded, if necessary, in future years. The total purchase price has been allocated as follows:

Tangible assets and liabilities:	
Cash	$1,942,000
Accounts receivable	579,000
Inventory	352,000
Other current assets	273,000
Property and equipment	260,000
Other long term assets	11,000
Accounts payable	(111,000)
Note payable	(1,997,000)
Accrued expenses	(73,000)
Income tax payable	(132,000)
Deferred income	(247,000)
Total net tangible assets and liabilities	857,000
Amortizable intangible assets:	
Customer relationships	2,000,000
Non-compete agreement	100,000
Contract backlog	100,000
Total amortizable intangible assets	2,200,000
Goodwill	3,663,000
Total purchase price	$6,720,000

The following summarized pro forma financial information presents the combined results of the Company as if the ICS acquisition had occurred as of January 1, 2007. Adjustments, which reflect amortization of purchased intangible assets, interest on debt to finance the acquisition, elimination of intercompany sales and purchases, recalculation of bonuses due to adjustments to net income, adjustment to income taxes payable, and reversal of interest expense incurred by ICS have been made to the combined results of operations for the year ended December 31, 2007. The unaudited summarized pro forma financial information is presented for informational purposes only and may not be indicative of what the actual results of operations would have been had the acquisition occurred at the beginning of the periods presented nor does it purport to represent the results of operations for future periods.

	Year ended December 31, 2007 (Pro forma and Unaudited)
Net Sales	$31,260,000
Net Income	3,104,000
Basic earnings per share	0.69
Diluted earnings per share	0.65

4. INVENTORIES:

Inventories consist of the following:

December 31,	2008	2007
Raw materials	$ 7,108,000	$ 6,146,000
Work-in-progress	3,853,000	3,639,000
Finished goods	575,000	668,000
	$11,536,000	$ 10,453,000

5. MARKETABLE SECURITIES:

Marketable securities at December 31, 2008 and 2007 are summarized as follows:

December 31, 2008	Cost	Market Value	Unrealized Holding Losses
Debt Securities	$1,324,000	$1,127,000	$ (197,000)
December 31, 2007			
Equity Securities	$2,275,000	$2,275,000	-
Debt Securities	1,774,000	1,722,000	$ (52,000)
Total	$4,049,000	$3,997,000	$ (52,000)

Maturities of marketable securities classified as available-for-sale at December 31, 2008 are as follows:

Due after one year through five years	$572,000
Due after five years through ten years	403,000
Due after ten years	349,000
	$1,324,000

During 2008 and 2007, the Company charged $130,000 and $50,000, respectively, against investment and other income-net to record the impairment in market value of certain available-for-sale securities deemed to be other than temporary.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS: Effective January 1, 2008 the Company adopted Statement No. 157, *Fair Value Measurements*. Statement No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. Statement No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to Statement No. 157.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	Total	Level 1	Level 2	Level 3
Debt Securities	$1,127,000	$1,127,000	$ -	$ -
Total Assets	$1,127,000	$1,127,000	$ -	$ -

The Company's only asset or liability that is measured at fair value on recurring basis is marketable securities, based on quoted market prices in active markets and therefore classified as level 1 within the fair value hierarchy.

7. COMPREHENSIVE (LOSS) INCOME: For the years ended December 31, 2008 and 2007, total comprehensive (loss) income, net of tax was $(6,099,000) and $2,544,000, respectively. Comprehensive (loss) income consists of net (loss) income and unrealized gains and losses on marketable securities.

8. INTANGIBLE ASSETS AND GOODWILL: The Company applies SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS 142 requires that an intangible asset with a finite life be amortized over its useful life and that goodwill and other intangible assets with indefinite lives not be amortized but evaluated for impairment.

At December 31, 2008, the Company's intangible assets other than goodwill consist of the following:

	Estimated Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships	15 Years	$2,000,000	$ (133,000)	$1,867,000
Contract backlog	1-5 Years	1,750,000	(1,338,000)	412,000
Non-compete agreements	3 Years	415,000	(348,000)	67,000
		$4,165,000	$(1,819,000)	$2,346,000

At December 31, 2007, the Company's intangible assets other than goodwill consist of the following:

	Estimated Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Contract relationships	15 Years	$2,000,000	$ -	$2,000,000
Contract backlog	1-5 Years	1,750,000	(907,000)	843,000
Non-compete agreements	3 Years	415,000	(289,000)	126,000
		$4,165,000	$(1,196,000)	$2,969,000

Amortization expense for the next five years is expected to be as follows:

Year ending December 31,	
2009	497,000
2010	250,000
2011	133,000
2012	133,000
2013	133,000

The Company recognized amortization expense of $623,000 and $435,000 for the years ended December 31, 2008 and 2007.

The Company performed its annual impairment test of goodwill and other intangible assets pursuant to SFAS 142. The methods used to determine the fair value of the Company's reporting units were an income approach (discounted cash flow analysis based on financial and operating projections) and a market approach (comparison of financial data for publicly traded companies engaged in similar lines of business). After completing the impairment testing of goodwill and other intangible assets, it was determined that the fair value of the Company's Tulip and ICS reporting units, acquisitions made in 2005 and 2007, respectively, were below their carrying values of goodwill. Consequently, the Company concluded an impairment charge of $6,889,000 should be taken at December 31, 2008.

9. PROPERTY AND EQUIPMENT:

Property and equipment at cost , consists of the following:

December 31,	2008	2007
Leasehold improvements	$ 274,000	$ 206,000
Computer equipment	487,000	429,000
Machinery and equipment	1,421,000	1,384,000
Autos	101,000	101,000
Furniture and fixtures	677,000	675,000
	2,960,000	2,795,000
Accumulated depreciation and amortization	(2,305,000)	(2,104,000)
	$ 655,000	$ 691,000

The Company recognized depreciation and amortization expense of $203,000 and $126,000 for the years ended December 31, 2008 and 2007, respectively.

10. DEBT:

The Company has a credit agreement and three term loan agreements with the same commercial lender. In November 2008, the Company entered into an amended $3,000,000 credit facility secured by accounts receivable, inventory and property and equipment ("Line of Credit"). The agreement will continue from year to year thereafter unless sooner terminated for an event of default including non-compliance with financial covenants. Loans under the facility bear interest equal to the sum of 2.25%, plus the one-month LIBOR (0.44% at December 31, 2008). Outstanding borrowings under the facility were $399,000 at December 31, 2008.

The Company's long-term debt obligations are as follows:

December 31,	2008	2007
Term loan agreement, collateralized by all business assets of the Company, used to finance the acquisition of Tulip ("Tulip Shareholder Note"). Payable in thirty (30) monthly payments of approximately $35,000. The loan bears interest equal to the one-month LIBOR rate (0.44% at December 31, 2008) plus 2.50%.	$ 455,000	$ 875,000
Term loan agreement, collateralized by all business assets of the Company, used to finance the acquisition of Tulip ("Tulip Term Loan"). Payable in fifty-nine (59) monthly principal payments of approximately $60,000 and a sixtieth payment of approximately $1,488,000 in 2010. The loan bears interest equal to the one-month LIBOR rate (0.44% at December 31, 2008) plus 2.50%.	2,440,000	3,155,000
Term loan agreement, collateralized by all business assets of the Company, used to finance the acquisition of ICS ("The ICS Term Loan"). Payable in fifty-nine (59) monthly payments of approximately $54,000 and a sixtieth (60th) payment of approximately $1,339,000 in 2013. The loan bears interest equal to the one–month LIBOR rate (0.44% at December 31, 2008) plus 2.25%.	3,911,000	4,500,000
	6,806,000	8,530,000
Less: current portion	1,777,000	1,777,000
	$5,029,000	$6,753,000

Principal payments due on the Company's long-term debt are as follows:

Year ending December 31,	
2009	$1,777,000
2010	2,404,000
2011	643,000
2012	643,000
2013 and thereafter	1,339,000
	$ 6,806,000

The Company was not in compliance with two of its financial covenant ratios as of September 30, 2008. In November 2008, the Company's primary lender waived the covenant default of two of its financial covenant ratios at September 30, 2008 and the Company renegotiated the financial covenant ratios for the quarterly reporting periods December 31, 2008 and March 31, 2009. Beginning June 30, 2009, the covenants will revert back to their original ratios with a modification to a certain financial ratio covenant definition. The lender instituted an unused line fee of .25% per annum, as the cost to the Company for the waiver and amendment to the loan agreements. In connection therewith, the interest rate on the Tulip Term Loan and Tulip Shareholder Note, increased to the sum of 2.50% plus the one month LIBOR and the interest rate on the ICS Term Loan and Line of Credit was increased to the sum of 2.25% plus the one month LIBOR. The Company was in compliance with all of its financial covenant ratios at December 31, 2008.

11. STOCK-BASED COMPENSATION PLANS:

The Company has various stock-based compensation plans, which provide for the granting of nonqualified and incentive stock options, as well as restricted stock awards to officers, key employees and nonemployee directors. The plans authorize the granting to officers and key employees, stock options and restricted stock awards, to acquire up to 1,891,000 common shares. Additionally, the plans authorize the granting to nonemployee directors of the Company options to acquire up to 125,000 common shares. Each plan grants options at the market value of the Company's stock on the date of such grant and all options expire ten years after granted. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee with vesting ranging from one to ten years. Generally the awards vest based upon time-based conditions. Stock option exercises are funded through the issuance of the Company's common stock. Stock compensation expense for the years ended December 31, 2008 and 2007 was $250,000 and $180,000, respectively.

The following table summarizes activity in stock options:

December 31,	2008			2007	
	Options	Weighted-Average Exercise Price	Average Remaining Contractual Term (in years)	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	599,000	$3.15	4	607,000	$3.03
Granted	9,000	7.51	9	9,000	8.93
Forfeited	(9,000)	5.94	-	(1,000)	7.11
Exercised	(8,000)	1.26	-	(16,000)	1.92
Outstanding at end of year	591,000	$3.19	4	599,000	$3.15
Outstanding exercisable at end of year	582,000	$3.13	4	590,000	$3.06
Weighted-average fair value of options granted during the year		$3.06			$3.82

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-average Remaining Contractual Life/Years	Weighted-average Exercise Price	Number Exercisable	Weighted-average Exercise Price
$ .60 - $1.07	170,000	2.00	$1.06	170,000	$1.06
$1.26 - $1.62	17,000	1.00	$1.38	17,000	$1.38
$1.92 - $2.04	143,000	6.00	$1.92	143,000	$1.92
$3.01 - $3.70	4,000	4.00	$3.61	4,000	$3.61
$4.51 - $9.07	257,000	5.00	$5.41	248,000	$5.34
$ .60 - $9.07	591,000	4.00	$3.19	582,000	$3.13

At December 31, 2008, 277,000 shares of common stock were reserved for future issuance of stock options, restricted stock and stock appreciation rights.

At December 31, 2008, the aggregate intrinsic value of options outstanding and exercisable was $127,000. At December 31, 2007, the aggregate intrinsic value of options outstanding and exercisable was $3,301,000. The intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was approximately $30,000 and $108,000, respectively.

The Company estimated the fair value of its stock option awards on the date of grant using the Black-Scholes valuation model. The assumptions used for stock option grants issued during the following periods were as follows:

December 31,	2008	2007
Expected Volatility	49.16% to 49.62%	50.05% to 51.19%
Risk-free interest rate	3.70% to 4.16%	5.00%
Expected term of options (in years)	3.6	3.6
Dividend Yield	-	-

Expected volatility assumptions utilized for 2008 and 2007 were based on the volatility of the Company's stock price for 3.6 years prior to grant date. The risk-free rate is derived from the 10 year U.S. treasury yield on grant date. Expected life for 2008 and 2007 was based on prior history of option activity. Dividend yield is based on prior history of cash dividends declared.

The following table summarizes the Company's nonvested stock option activity for the year ended December 31, 2008:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested stock options at January 1, 2008	9,000	$3.82
Granted	9,000	3.06
Vested	(8,000)	3.81
Forfeited	(1,000)	3.92
Nonvested stock options at December 31, 2008	9,000	$3.06

At December 31, 2008, there was approximately $10,000 of unearned compensation cost related to the above non-vested stock options. The cost is expected to be recognized over the next six months.

The Company's stock based employee compensation plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned stock-based compensation related to restricted stock granted is being amortized to compensation expense over the vesting period, which ranges from two to ten years. The share based expense for these awards was determined based on the market price of the Company's stock at the date of grant applied to the total number of shares that were anticipated to vest. During the year ended December 31, 2008, approximately 40,000 shares of restricted stock were awarded to senior management under the 2006 Employee Stock Incentive Plan. As of December 31, 2008, the Company had unearned compensation of $1,040,000 associated with all of the Company's restricted stock awards.

12. EMPLOYEE BENEFIT PLAN:

A profit sharing and incentive-savings plan provides benefits to certain employees who meet specified minimum service and age requirements. The plan provides for contributions by the Company equal to 1/2 of employee contributions (but not more than 2% of eligible compensation) and the Company may make additional contributions out of current or accumulated net earnings at the sole discretion of the Company's board of directors.

The Company contributed approximately $235,000 and $237,000 to the plan during the years ended December 31, 2008 and 2007, respectively.

13. INCOME TAXES:

The Company utilized net operating loss carryforwards to offset income taxes except for a $20,000 state income tax expense in Kentucky for the year ended December 31, 2008 and a $30,000 state income tax expense in Pennsylvania for the year ended December 31, 2007.

At December 31, 2008 and 2007, the Company has an alternative minimum tax credit of approximately $573,000 with no limitation on the carryforward period. The Company also has federal and state net operating loss carryforwards of approximately $20,000,000 and $7,000,000, respectively, at December 31, 2008. The net operating loss carry-forwards expire through 2020. Approximately, $16,000,000 of Federal net operating loss carry-forwards expire between 2010-2012.

The Company recognized a $595,000 deferred tax benefit for the year ended December 31, 2008 due to the reversal of the Company's deferred tax liability relating to its goodwill. The Company's goodwill impairment charge for the year ended December 31, 2008 resulted in a deferred tax asset for the timing difference of its goodwill. The Company also recorded a net deferred tax expense of $595,000 due to the reversal of timing differences, utilization of net operating losses and an increase to its valuation allowance on its deferred tax asset. The increase in its valuation allowance was due to the Company's decrease in confidence in attaining projected future profitability.

The Company recognized a $595,000 deferred tax expense for the year ended December 31, 2007. This expense was recorded since the Company's deferred tax liability relating to its goodwill is required to be separately stated on its financial statements apart from its deferred tax asset. The Company also recorded a deferred tax benefit of $595,000 by reducing its valuation allowance on its deferred tax asset. This was due to an increase in the Company's projected future profitability as well as an increase in the probability of attaining that profitability.

The reconciliation of income tax computed at the U.S. federal and state statutory tax rates to income tax expense is as follows:

December 31,	2008	2007
Tax at U.S. statutory rates	(34.0%)	34.0%
State taxes	2.0%	7.0
Change in valuation allowance	32.0%	-
Utilization of net operating loss carryforward	-	(40.0)
	-	1.0%

The deferred tax asset is comprised of the following:

December 31,	2008	2007
Alternative minimum tax credit carry-forward	$ 573,000	$ 573,000
Net operating loss and capital loss carryfowards (including pre-acquisition net operating loss carry-forwards)	6,972,000	7,399,000
Temporary differences in bases of assets and liabilities:		
Accounts receivable and inventory	203,000	176,000
Accrued expenses	212,000	140,000
Stock-based compensation	49,000	36,000
Goodwill	1,677,000	-
Intangible assets	432,000	305,000
Deferred revenue	125,000	157,000
Property and equipment	(101,000)	(53,000)
	2,597,000	761,000
Total deferred tax asset	10,142,000	8,733,000
Valuation allowances	(7,970,000)	(6,030,000)
Net deferred tax asset	$2,172,000	$2,703,000
Deferred tax liability-goodwill	-	$(595,000)

Deferred income taxes are included in the accompanying balance sheet as follows:

	2008	2007
Current asset	$850,000	$1,025,000
Long-term asset	1,322,000	1,678,000
Long-term liability	-	(595,000)
	$2,172,000	$2,108,000

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is "more likely that not" that the position is sustainable based on its technical merits. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no impact of adoption to the Company's consolidated financial position, results of operations or cash flows for the years ended December 31, 2008 and 2007. The Company's policy is to recognize any interest expense and penalties related to potential income tax matters as a component of income tax expense.

14. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

Sales to significant customers accounted for approximately 38% (27% and 11%) and 36% (14%, 12% and 10%) of the Company's consolidated net sales for the years ended December 31, 2008 and 2007, respectively.

Significant customers of the Company's Electronics Group accounted for approximately 63% (36%, 17% and 10%) and 71% (20%, 15%, 15%, 11% and 10%) of the Electronics Group's net sales for the years ended December 31, 2008 and 2007, respectively.

Significant customers of the Company's Power Group accounted for approximately 22% (12% and 10%) and 26% (16% and 10%) of the Power Group's net sales for the years ended December 31, 2008 and 2007, respectively.

A substantial portion of the net sales is subject to audit by agencies of the U.S. government. In the opinion of management, adjustments to such sales, if any, will not have a material effect on the Company's consolidated financial position or results of operations.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables from its customers.

The Company performs credit evaluations on its customers and collateral is generally not required. Credit losses are provided for in the consolidated financial statements during the period in which an impairment has been determined.

15. LEASING ARRANGEMENTS:

The Company entered into a sale-leaseback of its operating facility in 2001. The initial term of the operating lease expires in 2013 and may be extended by the Company at its option through February 2025. The Company recorded a deferred gain on the sale which is being recognized over the initial term of the lease. Additional operating leases are for the Tulip and ICS facilities, a sales office, vehicles and office equipment.

Future minimum lease payments as of December 31, 2008 under all operating lease agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year ending December 31,	
2009	789,000
2010	728,000
2011	694,000
2012	670,000
2013	240,000
Thereafter	36,000
Total future minimum lease payments	$3,157,000

Rent expense for operating leases was approximately $711,000 and $567,000 for the years ended December 31, 2008 and 2007, respectively.

16. COMMITMENTS: The Company entered into new employment agreements with its three executive officers, effective January 1, 2008, and also has employment agreements with six other principal officers, for aggregate annual compensation of $2,162,000. All employment contracts are for a term of three years except for one two year contract with an executive officer of the Company. In addition, the three senior officers will be entitled to bonuses based on certain performance criteria, as defined, and the other six officers are entitled to bonuses based on a percentage of earnings before taxes, as defined. Total bonus compensation expense was approximately $315,000 and $384,000 for the years ended December 31, 2008 and 2007, respectively.

17. BUSINESS SEGMENTS: The Company operates through two business segments. The Electronics Segment is comprised of the Orbit Instrument Division and Tulip and ICS subsidiaries. The Orbit Instrument Division and Tulip are engaged in the design, manufacture and sale of customized electronic components and subsystems. ICS performs system integration for Gun Weapons Systems and Fire Control Interface as well as logistics support and documentation. The Company's Power Units Segment, through the Behlman Electronics, Inc. subsidiary, is engaged in the design, manufacture and sale of distortion free commercial power units, power conversion devices and electronic devices for measurement and display. The results of operations for the year ended December 31, 2008 include the operations of ICS for the entire period since the acquisition was completed effective December 31, 2007.

The Company's reportable segments are business units that offer different products. The Company's reportable segments are each managed separately as they manufacture and distribute distinct products with different production processes.

The following is the Company's business segment information as of and for the years ended December 31, 2008 and 2007:

Year ended December 31,	2008	2007
Net sales:		
Electronics Group:		
Domestic	$15,678,000	$15,503,000
Foreign	1,851,000	1,162,000
Total Electronics Group	17,529,000	16,665,000
Power Group:		
Domestic	8,605,000	8,207,000
Foreign	1,516,000	1,013,000
Total Power Group	10,121,000	9,220,000
Intersegment Sales	(286,000)	-
Total net sales	$27,364,000	$25,885,000
Income (loss) from operations:		
Electronics Group(1)	$ (6,059,000)	$2,666,000
Power Group	1,643,000	1,232,000
General corporate expenses not allocated	(1,383,000)	(1,451,000)
Interest expense	(342,000)	(332,000)
Investment and other income, net	154,000	497,000
(Loss) income before income tax provision	$(5,987,000)	$2,612,000

December 31,	2008	2007
Assets:		
Electronics Group	$12,888,000	$ 10,504,000
Power Group	5,834,000	5,668,000
General corporate assets not allocated	11,278,000	23,513,000
Total assets	$30,000,000	$39,685,000
Depreciation and amortization:		
Electronics Group	$ 796,000	$ 543,000
Power Group	30,000	18,000
Corporate	15,000	14,000
Total depreciation and amortization	$ 841,000	$ 575,000

(1) Includes goodwill impairment charge of $6,889,000 in 2008.

18. NET (LOSS) INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted net income per common share:

Year Ended December 31,	2008	2007
Denominator:		
Denominator for basic net income (loss) per share – weighted-average common shares	4,509,000	4,404,000
Effect of dilutive securities:		
Unearned portion of restricted stock awards	-	47,000
Employee and director stock options	-	229,000
Dilutive potential common shares	-	276,000
Denominator for diluted net income (loss) per share - weighted-average common shares and assumed conversions	4,509,000	4,680,000

The numerator for basic and diluted net income (loss) per share for the years ended December 31, 2008 and 2007 is the net (loss)income for each year.

During the year ended December 31, 2008, the Company had a net loss and therefore did not include 196,000 incremental common shares and options in its calculation of diluted net loss per common share since an inclusion of such securities would be anti-dilutive.

Stock options totaling 15,000 shares were outstanding during the year ended December 31, 2007, but were not included in the computation of earnings per share. The inclusion of these instruments would have been antidilutive due to the options' exercise prices being greater than the average market price of the Company's common shares during the period.

19. RELATED PARTY TRANSACTION:

Tulip leases its facilities from a limited partnership, the ownership of which is controlled by the former shareholders of Tulip. The five-year lease commenced April 2005 and provides for monthly payments of $9,100 and increases by 2% each year for the first two renewal periods and by 3% for the final two renewal periods. For the years ended December 31, 2008 and 2007, the total amount paid under this lease was approximately $116,000 and $113,000, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ORBIT INTERNATIONAL CORP.

Dated: March 31, 2009

By: /s/ Dennis Sunshine
Dennis Sunshine, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Dennis Sunshine Dennis Sunshine	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2009
/s/ Mitchell Binder Mitchell Binder	Executive Vice President, Chief Financial Officer, and Director (Principal Financial and Accounting Officer)	March 31, 2009
/s/ Bruce Reissman Bruce Reissman	Executive Vice President, Chief Operating Officer and Director	March 31, 2009
/s/ Fredric Gruder Fredric Gruder	Director	March 31, 2009
/s/ Bernard Karcinell Bernard Karcinell	Director	March 31, 2009
/s/ Lee Feinberg Lee Feinberg	Director	March 31, 2009
/s/ Sohail Malad Sohail Malad	Director	March 31, 2009

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ORBIT INTERNATIONAL CORP.

BOARD OF DIRECTORS

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Executive Vice President and
Chief Financial Officer

Lee Feinberg
Retired, Former Managing Director,
UBS Financial Services, Inc.

Fredric Gruder
Attorney at Law

Bernard Karcinell
Financial Consultant

Sohail Malad
Partner,
Karla Enterprises, LLC

OFFICERS

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Executive Vice President and
Chief Financial Officer

Mark Tublisky
Secretary and President,
Behlman Electronics, Inc.

David Goldman
Treasurer and Controller

CORPORATE INFORMATION

Corporate Office
Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitintl.com

Independent Auditors
McGladrey & Pullen, LLP
1185 Avenue of the Americas
New York, NY 10036

Corporate Counsel
Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103

Investor Relations
The Equity Group Inc.
800 Third Avenue
New York, NY 10022

Transfer Agent
American Stock Transfer and
Trust Company
40 Wall Street
New York, NY 10005

Availability of Form 10-K
Additional information, including a copy of the Orbit International Corp. 2008 Annual Report on Form 10-K with exhibits, as filed with the Securities and Exchange Commission, will be provided without charge to each shareholder mailing a written request to the Company:
80 Cabot Court
Hauppauge, NY 11788

CORPORATE FACILITIES

Orbit Instrument Division
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitinstrument.com

Behlman Electronics, Inc.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-0410
www.behlman.com

Tulip Development Laboratory, Inc.
TDL Manufacturing, Inc.
1765 Walnut Lane
Quakertown, PA 18951
Telephone: (215) 538-8820
www.tuliplabs.com

Integrated Combat Systems, Inc.
130 Rochester Drive
Louisville, KY 40214
Telephone: (502) 364-5473
www.ics-gsg.com

West Coast Sales Office
2363 Teller Road #10
Newbury Park, CA 91320
Telephone: (805) 642-0660

Forward-Looking Statements

Statements in this Annual Report and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may," "will," "potential," "opportunity," "believes," "belief," "expects," "intends," "estimates," "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

ORBIT INTERNATIONAL CORP.

Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
(631) 435-8300
www.orbitintl.com